Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. TAKEDA PHARMACEUTICAL COMPANY LIMITED (“TAKEDA”) HEREBY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THIS TRANSLATION, WHETHER EXPRESS OR IMPLIED INCLUDING, BUT WITHOUT LIMITATION TO, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ACCURACY, RELIABILITY OR COMPLETENESS OF THIS TRANSLATION. IN NO EVENT SHALL TAKEDA BE LIABLE FOR ANY DAMAGES OF ANY KIND OR NATURE INCLUDING, BUT WITHOUT LIMITATION TO, DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR INCIDENTAL DAMAGES ARISING FROM OR IN CONNECTION WITH THIS TRANSLATION. Items Disclosed via the Internet Concerning the Notice of Convocation of the 146th Ordinary General Meeting of Shareholders 1. Following items of the Business Report ………………………………1 ○Current State of the Takeda Group  Financial Position and Income Summary  Main Businesses of the Takeda Group  Major Offices of the Company  Employees  Principal lenders and loan amounts ○Common Stock of the Company ○Matters Concerning the Stock Acquisition Rights of the Company ○External Directors ○Accounting Auditor ○Overview of the Systems to Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems 2. The Consolidated Financial Statements ………………………………17  Consolidated Statement of Changes in Equity  Notes to the Consolidated Financial Statements 3. The Unconsolidated Financial Statements ………………………………41  Unconsolidated Statements of Changes in Net Assets  Notes to the Unconsolidated Financial Statements Takeda Pharmaceutical Company Limited (the “Company”) The items listed above are the information which shall be deemed to have been provided to shareholders through posting on the Company’s website in the internet (https://www.takeda.com/investors/shareholders-meetings/) based on laws and regulations and Article 14 of the Company’s Articles of Incorporation.

1. Business Report

Current State of the Takeda Group

Financial Position and Income Summary

(i) Financial Position and Income Summary of the Takeda Group

(Billion JPY, unless otherwise indicated)

	142nd fiscal year April 1, 2018 to March 31, 2019	143rd fiscal year April 1, 2019 to March 31, 2020	144th fiscal year April 1, 2020 to March 31, 2021	145th fiscal year April 1, 2021 to March 31, 2022
Revenue	2,097.2	3,291.2	3,197.8	3,569.0
Operating profit	237.7	100.4	509.3	460.8
Profit (loss) before income taxes	127.6	(60.8)	366.2	302.6
Net profit for the year	135.1	44.3	376.2	230.2
Net profit for the year attributable to the owners of the Company	135.2	44.2	376.0	230.1
Basic earnings per share (JPY)	140.61	28.41	240.72	147.14
Total assets	13,792.8	12,821.1	12,912.3	13,178.0
Total equity	5,186.0	4,727.5	5,177.2	5,683.5

(Note) 1. Consolidated financial statements of the Takeda Group are prepared under the International Financial Reporting Standards (IFRS).

2. Consolidated financial results of the Takeda Group for the 142nd fiscal year include Shire's results from January 8, 2019 to March 31,2019 as a result of the Shire Acquisition.

(ii) Overseas Revenue of the Takeda Group (Billions JPY, unless otherwise indicated)

	142nd fiscal year April 1, 2018 to March 31, 2019	143rd fiscal year April 1, 2019 to March 31, 2020	144th fiscal year April 1, 2020 to March 31, 2021	145th fiscal year April 1, 2021 to March 31, 2022
Overseas revenue	1,526.2	2,698.4	2,638.1	2,910.0
Proportion of overseas revenue to the Takeda Group Revenue (%)	72.8	82.0	82.5	81.5

(iii) R&D Expenses of the Takeda Group (Billions JPY, unless otherwise indicated)

	142nd fiscal year April 1, 2018 to March 31, 2019	143rd fiscal year April 1, 2019 to March 31, 2020	144th fiscal year April 1, 2020 to March 31, 2021	145th fiscal year April 1, 2021 to March 31, 2022
R&D expenses	368.3	492.4	455.8	526.1
Ratio of R&D expenses to the Takeda Group Revenue (%)	17.6	15.0	14.3	14.7

1

For your reference, the "Financial Position and Income Summary of the Company" is as follows:

(Billions JPY, unless otherwise indicated)

	142nd fiscal year April 1, 2018 to March 31, 2019	143rd fiscal year April 1, 2019 to March 31, 2020	144th fiscal year April 1, 2020 to March 31, 2021	145th fiscal year April 1, 2021 to March 31, 2022
Net sales	651.3	616.3	602.6	764.3
Operating income	73.9	89.2	121.1	293.7
Ordinary income	17.5	72.3	50.0	550.9
Net income	88.2	130.6	247.5	324.5
Net income per share (JPY)	91.76	83.88	158.45	207.50
Total assets	9,534.6	10,289.3	10,856.5	9,641.6
Net assets	4,647.2	4,549.0	4,434.9	4,294.9

Main Businesses of the Takeda Group (as of March 31, 2022)

The main businesses of the Takeda Group are research, development, production and marketing of pharmaceuticals.

Major Offices of the Company (as of March 31, 2022)

Head Office	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
Global Headquarters	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
Branches	Hokkaido Region (located in Sapporo), Tohoku Region (located in Sendai), Tokyo Region, Metropolitan Region (located in Tokyo), Kitakanto Koshinetsu Region (located in Tokyo), Tokai Region (located in Nagoya), Kansai Region (located in Osaka), Keiji Hokuriku Region (located in Kyoto), Chugoku Shikoku Region (located in Hiroshima) and Kyushu Okinawa Region (located in Fukuoka)
Plants	Osaka Plant and Hikari Plant (located in Hikari, Yamaguchi)
Research Centers	Neuroscience Drug Discovery Unit, Oncology Drug Discovery Unit Japan, Drug Safety Research and Evaluation, Drug Metabolism & Pharmacokinetics Research Laboratories, T-CiRA Discovery, Process Chemistry Development Japan, Biologics Process Development, Cell Therapies, Drug Product Development and Analytical Development (these above are located in Fujisawa, Kanagawa) Japan CMC, Global Vaccine Business Unit (located in Hikari, Yamaguchi)

(Notes) 1. Due to the change of operational model of Japan Pharma Business Unit, "Branches" in Japanese original were renamed as "Regions" as of April 1, 2022.
2. T-CiRA Discovery was renamed as T-CiRA Discovery and Innovations as of April 1, 2022.

Employees (as of March 31, 2022)

(i) Number of employees of the Takeda Group

Number of employees	Increase (decrease) from the previous fiscal year end
47,347	248

(Note) The number of employees represents the number of working employees.

(ii) Status of employees of the Company

Number of employees	Increase (decrease) from the previous fiscal year end	Average age	Average length of employment (years)
5,149	183	42.4	14.2

(Note) The number of employees represents the number of working employees.

2

3 Principal lenders and loan amounts (as of March 31, 2022) Lender Loan balance Syndicated loans 496,528 million JPY The Norinchukin Bank 80,000 million JPY Sumitomo Mitsui Trust Bank, Limited 50,000 million JPY Shinkin Central Bank 50,000 million JPY Mizuho Trust & Banking Co., Ltd. 30,000 million JPY (Note) The syndicated loans are joint financing by several lenders arranged by Sumitomo Mitsui Banking Corporation.

4 Common Stock of the Company (as of March 31, 2022) (1) Total number of shares authorized to be issued by the Company 3,500,000,000 shares (2) Total number of issued shares 1,582,252,525 shares (including 22,645,917 shares of treasury stock) (3) Number of shareholders 666,537 (4) Principal Shareholders Name of Shareholder Number of shares held (thousands) Percentage of total shares (%) The Master Trust Bank of Japan, Ltd. (Trust account) 248,184 15.91 Custody Bank of Japan, Ltd. (Trust account) 79,824 5.12 THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS 57,869 3.71 Nippon Life Insurance Company 31,824 2.04 State Street Bank West Client-Treaty 505234 28,501 1.83 JP Morgan Securities Japan Co., Ltd. 24,126 1.55 JP Morgan Chase Bank 385781 19,861 1.27 Takeda Science Foundation 17,912 1.15 SSBTC CLIENT OMNIBUS ACCOUNT 16,940 1.09 STATE STREET BANK AND TRUST COMPANY 505225 16,028 1.03 (Note) The Company, which holds 22,645,917 shares of treasury stock, is excluded from the principal shareholders above. The percentage of total shares is based on the number of shares (1,559,606,608 shares) calculated by subtracting the number of treasury stocks from the total number of issued shares. (5) Shares delivered to Directors of the Company during this fiscal year as a consideration for the execution of duties Number of shares Number of people Directors who are not Audit and Supervisory Committee Members (excluding External Directors) 173,500 shares 3 Directors External Directors who are not Audit and Supervisory Committee Members — — Directors who are Audit and Supervisory Committee Members 3,800 shares 1 Director

5 (6) Material items on the Common Stock of the Company other than the items mentioned above (i) The Company has introduced the BIP (Board Incentive Plan) trust compensation system for Directors (excluding Directors residing overseas who are not External Directors), based on the resolutions of the 140th Ordinary General Meeting of Shareholders held on June 29, 2016 and the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019 and the resolutions of the Board of Directors made in accordance with such shareholders̕ resolutions. The number of shares of the Company held by the trust account for the BIP trust is 2,143,202 shares as of March 31, 2022. (ii) From the 138th fiscal year, the Company introduced a stock grant ESOP (Employee Stock Ownership Plan) trust for certain employees including members of senior management of the Takeda Group, based on the resolution of the Board of Directors. The number of shares of the Company held by the trust account for the stock grant ESOP trust is 7,017,501 shares as of March 31, 2022. Matters Concerning the Stock Acquisition Rights of the Company Overview of the Stock Acquisition Rights delivered as a consideration for the execution of duties owned by Directors (excluding External Directors) of the Company (as of March 31, 2022) Name (Date of resolution for issuance) Recipients of the Stock Acquisition Rights at the time of issuance Payment value of Stock Acquisition Rights Financial value to be invested upon execution of the Stock Acquisition Rights Period during which the Stock Acquisition Rights may be exercised Main condition s for execution of the Stock Acquisitio n Rights Type and number of shares subject to Stock Acquisition Rights (and the number of Stock Acquisition Rights) Number of Directors (excluding External Directors) holding the Stock Acquisition Rights and the number of such Stock Acquisition Rights (Note 1) 2nd Series of Stock Acquisition Rights FY2011- issued (June 24, 2011) 113 members of Corporate Officers and other senior management 427 JPY per share 3,705 JPY per share July 16, 2014 to July 15, 2031 (Note 2) Ordinary shares of the Company; 878,700 shares (8,787) 1 Director who is not an ASC Member: 429 Stock Acquisition Rights (Notes) 1. No Stock Acquisition Rights are held by the External Directors. 2. [1] A person who exercises a Stock Acquisition Right must be a Director, employee or any other person equivalent thereto of the Company or of subsidiaries of the Company at the time the right is exercised. However, this shall not apply if the person has resigned/retired due to the expiration of the term of office or mandatory retirement or if there is any other valid reason. [2] A single Stock Acquisition Right may not be exercised in part.

6 External Directors Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill. Name Number of meetings attended Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill Board of Directors Audit and Supervisory Committee Directors Masahiro Sakane 8/8 － He actively participated in the discussions at the Board of Directors meetings by leveraging his ample experience as company top management. He facilitated the Board of Directors meetings and Nomination Committee meetings as the chairperson as well as led meetings by External Directors, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Olivier Bohuon 8/8 － He has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in the area of marketing in the overall healthcare business. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings and Compensation Committee meetings based on such insight and expertise. Jean-Luc Butel 8/8 － He actively participated in the discussions at the Board of Directors meetings and Nomination Committee meetings by leveraging his ample experience as top management of major European and American healthcare companies, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Ian Clark 8/8 － He has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise in marketing in the area of oncology and operations of the biotechnology division of a healthcare company. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings and Compensation Committee meetings based on such insight and expertise. Yoshiaki Fujimori 8/8 － He actively participated in the discussions at the Board of Directors meetings and Compensation Committee meetings by leveraging his ample experience as company top management, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Steven Gillis 8/8 － He has a deep insight into the management of global healthcare businesses based on his ample experience. He has remarkable expertise, with a Ph.D. in Biological Sciences and his key senior positions in European and American healthcare companies, in the area of healthcare businesses for immunological therapy. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings and Nomination Committee meetings based on such insight and expertise.

7 Name Number of meetings attended Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill Board of Directors Audit and Supervisory Committee Shiro Kuniya 8/8 － He actively participated in the discussions at the Board of Directors meetings and Nomination Committee meetings by leveraging wide- ranging experience and expertise in the area of corporate and international legal affairs as a lawyer, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Toshiyuki Shiga 8/8 － He actively participated in the discussions at the Board of Directors meetings and Nomination Committee meetings by leveraging his ample experience as company top management as well as his expertise in general industries in Japan, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. Directors who are Audit and Supervisory Committee Members Koji Hatsukawa 8/8 10/10 He has wide-ranging experience and expertise in the area of corporate finance and accounting as a certified public accountant. He contributed to the making of fair and appropriate decisions and securing sound management in the Company by actively participating in the discussions at the Board of Directors meetings based on such experience and expertise. He also contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit. Emiko Higashi 8/8 10/10 She actively participated in the discussions at the Board of Directors meetings and Compensation Committee meetings by leveraging her ample experience and wide expertise on healthcare, technology and financial industries, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. She contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit. Masami Iijima 7/7 7/7 He actively participated in the discussions at the Board of Directors meetings by leveraging his ample leadership and experience as company top management, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. He contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit.

8 Name Number of meetings attended Major activities during this fiscal year and the summary of the duties which were conducted by the External Directors with regard to the roles which the Company had expected them to fulfill Board of Directors Audit and Supervisory Committee Michel Orsinger 8/8 10/10 He actively participated in the discussions at the Board of Directors meetings and Nomination Committee meetings by leveraging his ample experience as top management of major European and American healthcare companies, which contributed to the making of fair and appropriate decisions and securing sound management in the Company. He contributed to the realization of the mission of Audit and Supervisory Committee: to ensure the sound and continuous growth of the Company, realize the creation of mid-and long-term corporate value, and establish a good corporate governance system that accommodates society’s trust through supervision and audit. (Note) Director who is an ASC Member Masami Iijima took office at the 145th Ordinary General Meeting of Shareholders held on June 29, 2021. Accordingly, the Board of Directors meetings and Audit and Supervisory Committee meetings to be attended by him are the meetings held after he took office as a Director who is an ASC Member.

9 Accounting Auditor (1) Name of Accounting Auditor KPMG AZSA LLC (2) Amount of fee, etc. of Accounting Auditor for this Fiscal Year (i) Amount of fee, etc. for this fiscal year 1,654 million JPY (ii) Total amount of cash and other financial benefits to be paid by the Company and its subsidiaries 2,397 million JPY (Notes) 1. As the audit agreement between the Company and its Accounting Auditor does not differentiate the amount of fee, etc. for audit under the Companies Act from those for audit under the Financial Instruments and Exchange Act and such differentiation is impossible in practice, the above amounts show the total fee, etc. for both audits. 2. The Audit and Supervisory Committee reviews and examines the audit plan of the Accounting Auditor, the status of audit by Accounting Auditor and the rationale for calculating the estimated audit fee based on the Guideline of Practice for Cooperation with Accounting Auditor published by Japan Audit & Supervisory Members Association. As a result of such review ad examination, the Audit and Supervisory Committee agreed with the fee, etc. of the Accounting Auditor pursuant to Article 399, Paragraph 1 of the Companies Act. 3. As for the subsidiaries of the Company located overseas set forth in "1. Current State of the Takeda Group, (6) Principal Subsidiaries (as of March 31, 2022)", audit firms other than KPMG AZSA LLC perform audit for the financial statements. (3) Non-audit services The Company commissions to the Accounting Auditor the non-audit services which fall under services other than the services set forth in Article 2, Paragraph 1 of the Certified Public Accountants Act in respect of services for "Issuance of consent letter on Form S-8" and “Issuance of comfort letter for the bond issue”. (4) Decision-Making Policy on Dismissal or Rejection of the Reappointment of Accounting Auditor If the Accounting Auditor is determined to fall under any of the events prescribed in each item of Article 340, Paragraph 1 of the Companies Act, or if an event which has a material adverse effect on the audit of the Company occurs, including, but not limited to, the case in which such Accounting Auditor’s auditing license is suspended, the Accounting Auditor shall be dismissed by the Audit and Supervisory Committee based on the approval of all members thereof. In addition, the Audit and Supervisory Committee, taking into consideration the audit quality, the quality control and independence of the Accounting Auditor and other factors, shall determine whether or not the Accounting Auditor will be reappointed.

- 10 - Overview of the Systems to Ensure the Appropriateness of Operations of the Company and the Status of Implementation of such Systems (1) Overview of the systems to ensure the appropriateness of operations The Company shares its “Corporate Philosophy,” which comprises its “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives” within the entire Takeda Group and is making an effort to further promote the creation of a corporate culture based on the “Corporate Philosophy.” Considering internal control as an important component of corporate governance that functions alongside risk management, the Company undertakes to develop its internal control system as described below. In addition, in order to further enhance corporate governance, the Company implements revisions to the system as necessary, including the structure of decision-making bodies. (i) Systems to ensure the appropriateness of operations in the Takeda Group • As a “company with an Audit and Supervisory Committee (ASC),” the Company has developed a system that enables the ASC to effectively perform its duties relating to audit and supervision and increased the composition ratio and diversity of the External Directors in the Board of Directors. Under the appropriate audit and supervision realized through such measures, the Board of Directors makes highly transparent and objective decisions and, by its resolution, delegates authority to Directors to expedite the management of business. • The objectivity and fairness of the election of Directors and the compensation paid to them are ensured by the voluntary establishment of the Nomination Committee and the Compensation Committee, as advisory bodies for the Board of Directors, all members of which including chairperson must be External Directors. By appointing one or more Directors who are ASC Members as members of such committees, the effectiveness of the ASC’s function of supervising the election, etc. of Directors who are not ASC Members and the compensation, etc. paid to them is enhanced. By resolution of the Board of Directors, the authority to decide the amount of individual remuneration of Internal Directors who are not ASC Members has been delegated to the Compensation Committee, through which the Company has realized a more transparent process in determining individual remuneration. • Under the system above, the Board of Directors (i) decides on the most important matters for the business operation of the Takeda Group, including matters relating to the Corporate Philosophy and matters relating to internal control, such as compliance, and risk management, (ii) discusses business strategy, and (iii) monitors and supervises the business execution. • To strengthen its global business management system, the Company has established the Takeda Executive Team (TET), which consists of the President & CEO and the members who manage and supervise each function of the Takeda Group, and also established the Business Review Committee (which is responsible for corporate and business development matters) (Note: Business Review Committee was renamed as Business & Sustainability Committee as of April 1, 2022.), the Portfolio Review Committee (which is responsible for R&D and product related matters), and the Risk, Ethics & Compliance Committee (which is responsible for risk management, corporate ethics and compliance matters). These committees review important matters and thereby ensure systems which enable faster and more flexible business execution and closer collaboration among the various functions. • By resolution of the Board of Directors, decision-making authority on important matters of business execution is partially delegated to Directors subject to approval of decision-making bodies such as the Business Review Committee, the Portfolio Review Committee, and the Risk, Ethics & Compliance Committee, and thereby the Company conducts agile and efficient decision-making. • The Company clarifies the roles and responsibilities of each function based on the “Takeda Group’s Management Policy (T-MAP),” which summarizes the business management systems, decision-making systems, operational rules of such systems and other important management rules of the Takeda Group. The Company obliges each function to make proposals or reports to the decision-making bodies, including the Board of Directors, depending on the materiality of items. Concurrently, the Company delegates a certain level of decision-making authority to the President & CEO or to other TET members, and such decision- making authority is exercised under proper governance. Each TET member has developed operating

- 11 - procedures and rules for delegating authority and established an adequate internal control structure in the divisions which they oversee. • In order to manage and supervise the entire Takeda Group in a cross-sectoral and unified manner, the Company has established the Global Policies, etc. (Global Policies mean the rules that apply to employees of three or more TET organizations) for the respective responsibilities of the specialized functions. • With regard to risk management and management of a crisis that may occur in the Takeda Group, the structure of the risk management system and the system to manage existing crises have been laid out based on the “Global Risk Management Policy” and the “Global Crisis Management Policy.” • The Global Ethics & Compliance division is working on disseminating the “Takeda Global Code of Conduct” to all group companies and developing and disseminating ethics and compliance programs for all group companies. The Global Ethics & Compliance division has developed a monitoring mechanism to ensure that the Takeda Group's business activities related to interactions with healthcare professionals and healthcare entities, patients and patient organizations and government officials and government entities are in compliance with laws and regulations, internal policies and SOPs. In addition, the Global Ethics & Compliance division periodically reports to the Risk, Ethics & Compliance Committee and the ASC, and reports to the Board of Directors, as necessary, on ethics and compliance related affairs of the Takeda Group, including issues reported through the internal reporting system for whistleblowers. • The Group Internal Audit (GIA) division conducts a regular internal audit of each function of the Company and each group company based on the “Group Internal Audit Charter,” and reports the results thereof to the President & CEO, the ASC, and the Board of Directors. • The head of each division and each subsidiary of the Company has developed and implements an internal control system over financial reporting based on the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in order to comply with the Japanese Financial Instruments and Exchange Act and the Cabinet Office Order and the U.S. Sarbanes-Oxley Act. The Global Finance division promotes the establishment and operation of the internal control system over the financial reporting. The GIA division tests the effectiveness of the internal control system and reports the results to the Global Finance division for the overall assessment of the effectiveness. • The Global Quality division, which formulated the Global Quality Policy, etc., relating to research, development, manufacturing, and post-marketing safety measures, conducts audits and monitors and supervises compliance therewith regularly or as necessary. • The Corporate EHS (environment, health and safety) department in the Global Manufacturing & Supply division, which established the "Global Environment, Health and Safety Policy and Position," etc., conducts audits regularly or as necessary. Also, it provides support and advice to reduce risks regarding the environment, occupational health and safety. (ii) System for retention and management of information concerning the execution of the duties of Directors • The minutes of the meetings of the Board of Directors, requests for and approvals of managerial decisions, and other information concerning the execution of the duties of Directors are appropriately retained and managed in conformity with the predetermined term, method and place of retention designated for each category of information in accordance with the “Global Records and Information Management (RIM) Policy,” in either hard copy or electronic or magnetic record, and in a manner where they are available for inspection. (iii) Rules and other systems for managing the risk of loss • The Global Enterprise Risk Management (ERM) team facilitates an annual Enterprise Risk Assessment (ERA) across the organization. The Risk Coordinators, together with the relevant subject matter experts (SMEs), are responsible for proactively identifying, assessing, responding to, monitoring and reporting risks. Local results are validated by the local Leadership Team or a sub-group of the Risk, Ethics & Compliance Committee (sub-RECC) before submission to the Global ERM team. The Global ERM team reviews and consolidates the ERA results and reports the top risks to the Risk, Ethics & Compliance Committee and the Board of Directors every year. The Risk, Ethics & Compliance Committee

- 12 - then provides approval of the reported top risks as well as the risk mitigation plans and their effectiveness. The Board of Directors provides a formal endorsement of these risks and their mitigation effectiveness. In addition, Business Continuity Plans have been developed for key risks concerning, for example, manufacturing sites and IT cybersecurity. • For crisis management, the Company has developed a crisis management system structured around the Crisis Management Committee in accordance with the “Global Crisis Management Policy.” (iv) System to ensure that the duties of Directors are executed efficiently • A system under which the duties of Directors are executed appropriately and efficiently is ensured by the “Bylaws of Board of Directors” and other internal company regulations relating to authorities and rules for decision-making. (v) Systems to ensure that Directors and employees comply with laws and regulations and the Company’s Articles of Incorporation in executing their duties • The Company has established the Chief Ethics & Compliance Officer and the Global Ethics & Compliance division to support each division. The Company also implements ethics and compliance programs across the organization. • The Company has established procedures for the receipt, retention, investigation and handling of reports by whistleblowers related to any violations of laws and regulations, Takeda’s Global Code of Conduct, internal policies or SOPs, including those related to the Company’s accounting, internal accounting controls, or accounting audits. The Company has also established procedures for confidential and anonymous whistleblowing by Takeda employees through the Takeda Ethics Line. (vi) System to ensure that the audits by the Audit and Supervisory Committee are conducted effectively • A system under which the roles and duties of the ASC are executed appropriately is ensured by the “Audit and Supervisory Committee Charter,” which sets forth roles, authorities and duties, etc., and Internal Guidelines on Audit and Supervision of the ASC. • The ASC Office, which is a clerical section dedicated to the ASC, was established to serve as its secretariat and assist its operations. The appointment and any personnel change in the members of the ASC Office require the consent of the ASC in order to secure the independence of the ASC Office from persons executing the business, as well as the effectiveness of the instructions from the ASC. • Directors inform the ASC of matters concerning the Company’s basic management policy and plans, and material matters including those involving subsidiaries and affiliates in advance (provided, however, that this does not apply if the ASC Members attend the meeting of the Board of Directors or any other meeting at which such matter is deliberated or reported). • If a Director becomes aware of any fact that might cause material damage to the Takeda Group, such Director immediately reports such fact to the ASC. • The ASC has appointed the “Appointed ASC Members” who have the authority to request the Directors and employees to report on matters relating to the performance of their duties, investigate the status of the operations and properties of the Company and perform part of the other duties of the ASC. • Based on the status of development and implementation of the internal control system and other relevant circumstances, the ASC closely communicates with the internal audit division, the internal control promotion division and the Accounting Auditor, to which the ASC is authorized to give instructions. This communication enhances the effectiveness and efficiency of the audit by allowing a systematic audit utilizing the information received from them. • Expenses necessary for the execution of duties by the ASC and the ASC Members are borne by the Company. • The ASC makes proposals or conveys its opinions to the Board of Directors, as necessary, with respect to systems to ensure that any person who makes a report to the ASC and the internal audit division, etc.,

- 13 - including a report made through the internal reporting system for whistleblowers, would not be subject to any unfavorable treatment on account of such reporting. (2) Overview of the status of the implementation of systems to ensure the appropriateness of operations During this fiscal year, the Company made efforts to appropriately implement the systems described in (1) above. The major efforts made by the Company in this fiscal year that are considered important for internal control include the following: [Dissemination of the Corporate Philosophy] • TET members, including the President & CEO, have been making efforts to disseminate the “Corporate Philosophy” consisting of the “Purpose,” “Values: Takeda-ism,” “Vision” and “Imperatives” across the Takeda Group and to employees by sending messages internally, holding town hall meetings and other means. [Strengthening of the Corporate Governance Structure] • Along with the Company’s conversion into a “company with an Audit and Supervisory Committee” in 2016, the Company increased the composition ratio and diversity of its External Directors so that the Board of Directors and the ASC can conduct their respective responsibilities more appropriately. Of the 16 members of the Board of Directors (including one female director) as of the end of this fiscal year, 12 are External Directors, and eight Directors are Japanese and eight are foreign nationals. • All ASC members including the head are External Directors. • The Company voluntarily establishes the Nomination Committee and the Compensation Committee as advisory bodies of the Board of Directors. All members of each Committee, including chairperson, are External Directors. [Status of the Board of Directors] • The Board of Directors held eight meetings during this fiscal year. At the Board of Directors meetings, an Independent and External Director acted as a chair, and diverse Directors, including the External Directors who are highly independent from the Company, stated opinions as appropriate from their own perspectives. • As mentioned above, by delegating to Directors the authority to decide on important matters on business execution, the Board of Directors allocates more time to deliberate issues that can have a significant impact on the Takeda Group and its management strategies and to oversee Directors' performance on business execution. • Before every Board of Directors meeting, External Directors are given an explanation of the agenda items of the meeting by Directors who are not External Directors. In addition, when the External Directors are newly appointed, the Company makes sure they thoroughly understand their legal obligations and also provides them with information relating to the business environment, strategy, etc., of the Company. They are also provided with opportunities to further deepen their understanding thereof. • At the Board of Directors meetings, each External Director expressed their opinions as appropriate during the deliberations on the agenda items of the Board of Directors meetings based on (i) their advanced insight derived from experience in corporate management, or (ii) their high level of knowledge in highly specialized areas such as accounting and law. • In this fiscal year, an evaluation of the performance and effectiveness of the Board of Directors was conducted by third party organizations through a questionnaire and the subsequent individual interviews of all the Directors. The questionnaire focused on “Strategic Alignment & Engagement,” “Composition & Structure,” “Processes & Practices,” “Management Oversight,” “Board Culture and Dynamics” as key evaluation items, and Directors were also requested to make self-evaluations about the “Oversight by Audit and Supervisory Committee, Nomination Committee and Compensation Committee.” Following that, and after incorporating the analysis and recommendations made by the third party organizations, the overall evaluation result was explained by such third party organizations and discussed by all of the Directors. During the discussion, it was concluded that the Board of Directors was working effectively, confirming that (i) there was no important matter which was newly pointed out, and (ii) there exist effective leadership and

- 14 - emerging issues including ESG is being addressed appropriately. In addition, the Board of Directors confirmed certain improvements from the previous fiscal year concerning “content of Board discussions and practice of Board meeting,“ which was one of the matters that were pointed out in previous fiscal year and continued to be prioritized as important matters in this fiscal year. The Board of Directors also formed a consensus on the necessity to continuously conduct further discussions on “optimal Board composition” etc. [Efforts to develop the internal control system in the Takeda Group] • With regard to matters other than those that need to be resolved by decision-making bodies, including the Board of Directors, the Business Review Committee, the Portfolio Review Committee, and the Risk, Ethics & Compliance Committee, the decision-making authority is delegated to the members of the TET which consists of the President & CEO and the representatives of each function. The delegation of authority from TET members to their subordinates is conducted based on the “Global Policy - Delegation of Authority.” • The GIA division conducted an internal audit of each function of the Company and each company under the Takeda Group. The GIA division tested the effectiveness of the internal control system on financial reporting and reported the results to the Global Finance division for the overall assessment of the effectiveness. • With regard to the status of internal control on financial reporting, the Global Finance division confirmed the effectiveness of the internal control of business units and functions of the Company based on the results of our testing program, which evaluated the design and operating effectiveness of our controls, as well as answers to self-inspection through questionnaires received from the head of each business unit and function. Further, the Global Finance division reported the final assessment, including testing results, to the CFO, President & CEO, ASC and Board of Directors. • The Global Quality division clarified the Company's commitment to, and vision for, quality, and conducts global quality assurance for the Takeda Group based on the “Global Quality Policy.” • The Corporate EHS department clarified the roles and responsibilities in order to promote activities for the environment, occupational health and safety management of the Company, and conducted internal audits within the Takeda Group from the perspective of management of the environment, occupational health and safety, and compliance by setting specific targets based on the "Global Environment, Health and Safety Policy and Position," etc. [Efforts to promote compliance] • The monitoring of business areas with potentially high compliance-related risks was conducted at each division, and continuous improvements are being made. • Takeda Group’s compliance-related issues were regularly reported to the Risk, Ethics & Compliance Committee and the ASC, and to the Board of Directors and the TET in a timely manner. [Efforts relating to risk management] • This fiscal year, important risks for each region and division were discussed and validated at the Risk, Ethics & Compliance Committee through an enterprise risk report and heatmap. • The enterprise risk heatmap was reported to and endorsed formally by the Board of Directors. Also, risk mitigation measures for all risks on the enterprise heatmap were developed and the progress thereof is being monitored. • Other concrete efforts relating to risk management for this fiscal year are as follows: ▪ Through the risk coordinator community within the Takeda Group, the Company promotes upskilling in risk management practices and knowledge sharing. The Company also began the implementation of a simple and user-friendly enterprise risk assessment tool, through which risks across the company can be grasped from a wide point of view. By leveraging the new technology- based solution, the Company expects to realize efficiency gains and improve its ability to analyze risk data and trends, resulting in a more data-driven approach. The Company has also developed dashboards for consistent reporting and tracking of key risk indicators to enable ongoing discussions with its senior leadership.

- 15 - ▪ In addition, the Company undertakes educational initiatives and simulations for senior leadership for the purpose of enhancing processes associated with crises management activities such as pandemic situations, shortages of critical therapies and market actions. ▪ With respect to product quality risk, the Company integrates the identification, assessment and control of risks into its Quality Management System and provides risk management tools, training and support to employees who are involved in R&D, manufacturing and quality. The Company undertook various comprehensive assurance checks at global level in relation to key privacy risks. ▪ The Company conducted the following actions for cybersecurity: – The Information Security & Governance Board continued to meet monthly and on an ad hoc basis. This body consists of representatives from all Takeda business units/functions and discussed relevant information risk topics and reviewed the status of actions taken to mitigate such risks. – Enhanced training modules were provided to all the employees in order to strengthen cybersecurity awareness and address emerging threats. – Investments continued to be made to strengthen security in the process and technical aspects of Takeda’s data and IT infrastructure. Insurance is held to cover certain costs related to significant cybersecurity events that Takeda may face in the future. • The Global Crisis Management Committee on COVID-19 held meetings, and issued timely guidance such as travel restrictions and recommendations for working from home to encourage employees to act appropriately in an effort to prevent the spread of the disease. The global committee was discontinued and shifted to an operating model in which Regional Crisis Management Committees provide guidance based on regional and local information. • The Global Crisis Management Committee on Ukraine situation was established to confirm employees’ safety status and provide support to them quickly and continuously in an effort to ensure their safety. The Committee decided to continue to supply medicines as required in Ukraine and across the region. [Efforts by the Audit and Supervisory Committee] • The ASC is managed based on the “Audit and Supervisory Committee Charter.” “The ASC meetings, at which Head of the ASC who is an External Director takes the chair, were held ten times during this fiscal year, and the members exchanged information and opinions relating to matters such as the agenda at the Board of Directors meetings, status of the execution of the business by Directors and the internal control system. All ASC Members shared information obtained through activities such as attendance at important meetings, collection of information on a regular basis supported by ASC Office, periodical hearing of reports relating to the business performance of the division in charge of executing the business operation, and cooperation or collaboration with the internal audit division or the internal control promotion division. The audit opinions were formed in the ASC through the activities mentioned above. • The ASC reported on the result of the activities of the previous fiscal year and its action policy and activity plan for this fiscal year, and exchanged opinions at the Board of Directors meeting. Also, as necessary, the ASC gave its opinion on the execution of the business by Directors. • The ASC had meetings to exchange opinions with the GIA division regularly or as necessary and received reports related to the plan and the result of internal audit. The ASC effectively utilized its results for ASC’s audit after confirming the appropriateness of reports and conducted a systematic audit while instructing or requesting an investigation as necessary to the GIA division and coordinating activities in their respective audit plans. • The Appointed ASC Members attended the Nomination Committee and the Compensation Committee as members of those committees, and stated their opinions relating to the election of Directors who are not ASC Members and their compensation. Also, the information obtained from those committees was shared at the ASC, and through this and other relevant processes, the ASC formulated its opinion, and performed its duties of supervision.

- 16 - **************************************************************** [Note to Business Report] All monetary amounts indicated in the Business Report are rounded to the nearest unit.

- 17 - 2. The Consolidated Financial Statements CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [IFRS] (April 1, 2021 to March 31, 2022) (Million JPY) Equity attributable to owners of the company Share capital Share premium Treasury shares Retained earnings Other components of equity Exchange differences on translation of foreign operations Changes in fair value of financial assets measured at fair value through other comprehensive income As of April 1, 2021 1,668,145 1,688,424 (59,552) 1,509,906 400,798 41,983 Net profit for the year 230,059 Other comprehensive income (loss) 583,343 (14,558) Comprehensive income (loss) for the year — — — 230,059 583,343 (14,558) Transactions with owners: Issuance of new shares 8,118 14,036 Acquisition of treasury shares (79,447) Disposal of treasury shares (0) 1 Dividends (284,246) Changes in ownership (2,143) Transfers from other components of equity 26,141 (5,357) Share-based compensation 43,374 Exercise of share-based awards (36,960) 22,992 Total transactions with owners 8,118 20,450 (56,454) (260,249) — (5,357) As of March 31, 2022 1,676,263 1,708,873 (116,007) 1,479,716 984,141 22,068

- 18 - (Million JPY) Equity attributable to owners of the Company Non- controlling interests Total equity Other components of equity Total Cash flow hedges Hedging cost Remeasureme nts of defined benefit pension plans Total As of April 1, 2021 (68,075) (8,592) — 366,114 5,173,037 4,140 5,177,177 Net profit for the year — 230,059 107 230,166 Other comprehensive income (loss) 2,173 2,457 20,783 594,200 594,200 61 594,261 Comprehensive income (loss) for the year 2,173 2,457 20,783 594,200 824,258 168 824,427 Transactions with owners: Issuance of new shares — 22,154 22,154 Acquisition of treasury shares — (79,447) (79,447) Disposal of treasury shares — 1 1 Dividends — (284,246) (284,246) Changes in ownership — (2,143) (3,804) (5,948) Transfers from other components of equity (20,783) (26,141) — — Share-based compensation — 43,374 43,374 Exercise of share-based awards — (13,968) (13,968) Total transactions with owners — — (20,783) (26,141) (314,276) (3,804) (318,080) As of March 31, 2022 (65,901) (6,135) — 934,173 5,683,019 504 5,683,523

- 19 - Notes to the Consolidated Financial Statements [Notes for Items that Form the Basis of Preparing Consolidated Financial Statements] 1. Accounting Standards of Consolidated Financial Statements The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), in compliance with Article 120, Paragraph 1 of the Regulation on Corporate Accounting. In compliance with the second sentence of the same paragraph, certain disclosures required under IFRS are omitted. 2. Scope of Consolidation (1) Number of consolidated subsidiaries: 205 Names of major consolidated subsidiaries: Takeda Pharmaceuticals U.S.A., Inc., Dyax Corp., Baxalta US Inc., Biolife Plasma Services LP, Shire Human Genetic Therapies, Inc., Takeda Pharmaceuticals International AG, Takeda GmbH, Shire Pharmaceuticals International Unlimited Company, Shire Ireland Finance Trading Limited, Baxalta GmbH, Takeda (China) International Trading Co., Ltd. (2) Increase and decrease of consolidated subsidiaries: Increase : 5 (due to acquisitions) Decrease : 39 (due to merger, liquidation and divestiture) 3. Application of the Equity Method (1) Number of associates accounted for using the equity method: 19 (2) Increase and decrease of associates accounted for using the equity method: Increase : 2 (mainly due to a change in the ownership ratio) Decrease : 4 (mainly due to a change in the ownership ratio) 4. Significant Accounting Policies (1) Valuation Standards and Methods for Major Assets (excluding Financial Instruments) 1) Property, Plant and Equipment Property, plant and equipment are measured using the cost model and is stated at cost less accumulated depreciation and accumulated impairment loss. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the asset. 2) Goodwill Goodwill arising from business combinations is stated at its cost less accumulated impairment losses. Goodwill is not amortized. Goodwill is allocated to cash-generating units or groups of cash-generating units based on expected synergies and tested for impairment annually and whenever there is any indication of impairment. Impairment losses on goodwill are recognized in the consolidated statements of profit or loss and no subsequent reversal will be made. 3) Intangible Assets Intangible assets are measured by using the cost model and are stated at cost less accumulated amortization and accumulated impairment losses. Takeda regularly enters into collaboration and in-license agreements with third parties for products and compounds for research and development projects. Payments for collaboration agreements generally take the form of subsequent development milestone payments. Payments for in-license agreements generally take the form of up-front payments and subsequent development milestone payments.

- 20 - Up-front payments for in-license agreements are capitalized upon commencement of the in-license agreements, and development milestone payments are capitalized when the milestone is triggered. If and when Takeda obtains approval for the commercial application of a product in development, the related in-process research and development assets will be reclassified to intangible assets associated with marketed products and amortized over its estimated useful life from marketing approval. 4) Impairment of Non-financial Assets Takeda assesses whether there is any indication of impairment for non-financial assets at the end of each reporting period, excluding inventories, deferred tax assets, assets held for sale, and assets arising from employee benefits. If any such indication exists, or in cases in which an impairment test is required to be performed each year, the recoverable amount of the asset is estimated. In cases in which the recoverable amount cannot be estimated for each asset, they are estimated at the cash-generating unit level. The recoverable amount of an asset or a cash-generating unit is determined at the higher of its fair value less cost of disposal, or its value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the time value of money and the risks specific to the asset. If the carrying amount of the asset or cash-generating unit exceeds the recoverable amount, impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. An asset or a cash-generating unit other than goodwill, for which impairment losses were recognized in prior years, is assessed at the end of the reporting period to determine whether there is any indication that the impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset or cash-generating unit is estimated. In cases in which the recoverable amount exceeds the carrying amount of the asset or cash-generating unit, the impairment loss is reversed up to the lower of the estimated recoverable amount or the carrying amount that would have been determined if no impairment loss had been recognized in prior years. The reversal of impairment loss is immediately recognized in profit or loss. 5) Inventories Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined mainly using the weighted-average cost formula. The cost of inventories includes purchase costs, costs of conversion, and other costs incurred in bringing the inventories to the present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. (2) Depreciation and Amortization Methods of Assets 1) Property, Plant and Equipment Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated mainly using the straight-line method over the estimated useful life of the asset. Right-of-use assets are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life unless it is reasonably certain that Takeda will obtain ownership by the end of the lease term. The depreciation of these assets begins when they are available for use. The estimated useful life of major asset items is as follows: Buildings and structures 3 to 50 years Machinery and vehicles 2 to 20 years Tools, furniture and fixtures 2 to 20 years 2) Intangible Assets An intangible asset associated with a product (an intangible asset associated with a marketed product) is amortized on a straight-line basis over the estimated useful life, which is based on expected patent life, and/or other factors depending on the expected economic benefits of the asset, ranging from 3 to 20 years. Software is amortized on a straight-line basis over the expected useful life. The useful life used for this purpose is 3 to 10 years.

- 21 - (3) Valuation Standards and Methods for Financial Instruments 1) Financial Assets (i) Initial Recognition and Measurement • Investments in debt instruments measured at amortized cost: Assets such as trade and other receivables that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated deductions such as impairment loss allowance and cash discounts. • Investments in debt instruments measured at fair value through other comprehensive income ("FVTOCI"): Assets that are held within a business model objective whose objective is achieved by both collecting contractual cash flows and selling financial assets whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at FVTOCI. • Investments in debt Instruments measured at fair value through net profit or loss ("FVTPL"): Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. • Equity instruments measured at FVTOCI: On initial recognition, Takeda makes an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income for certain equity instruments held for the long term for strategic purposes. At the reporting date, Takeda designates all of its equity instruments as financial assets measured at FVTOCI. (ii) Subsequent Measurement and Derecognition • Investments in debt Instruments measured at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss. • Investments in debt instruments measured at FVTOCI: These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses arising from changes in fair value are recognized in other comprehensive income. Upon derecognition of the investments, the gains and losses accumulated in other comprehensive income related to the investments are reclassified to profit or loss. • Investments in debt instruments measured at FVTPL: These assets are subsequently measured at fair value, and a gain or loss on debt instruments that is subsequently measured at FVTPL is recognized in net profit or loss. • Equity Instruments measured at FVTOCI: These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss. Upon derecognition of the investments, the amounts in other comprehensive income related to the investments are reclassified within equity to retained earnings. (iii) Impairment Loss allowances for trade receivables are established using an Expected Credit Loss ("ECL") model. The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables, contract assets, and lease receivables at an amount equal to lifetime ECL. Takeda uses a provisions matrix based on historical loss rates adjusted for forward looking information to calculate ECL. These provisions represent the difference between the contractual amount of the trade receivables, contract assets, and the lease receivables in the consolidated statements of financial position and the estimated collectible net amount.

- 22 - 2) Financial Liabilities (i) Initial Recognition and Measurement Financial liabilities are recognized in the consolidated statements of financial position when Takeda becomes a party to the contract of financial instruments. Financial liabilities are classified, at initial recognition, as financial liabilities measured at FVTPL, bonds and loans, or payables. Financial liabilities, except for those measured at FVTPL, are initially measured at fair value less transaction costs that are directly attributable to the issuance. (ii) Subsequent Measurement • Financial liabilities measured at FVTPL: Financial liabilities measured at FVTPL are subsequently measured at fair value, and any gains or losses arising on re-measurement are recognized in profit or loss. Financial liabilities measured at FVTPL include derivatives and the financial liabilities associated with contingent consideration arrangements . • Other financial liabilities, including bonds and loans: Other financial liabilities are measured at amortized cost mainly using the effective interest method. (iii) Derecognition Takeda derecognizes a financial liability only when the obligation specified in the contract is discharged, canceled, or expires. On derecognition of a financial liability, the difference between the carrying amount and the consideration paid or payable is recognized in profit or loss. 3) Derivatives Takeda hedges the risks arising mainly from its exposure to fluctuations in foreign currency exchange rates and interest rates using derivatives such as foreign exchange forward contracts, currency options, interest rate swaps, cross currency interest rate swaps and interest rate future. Takeda does not enter into derivative transactions for trading or speculative purposes. Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. The gains and losses on derivatives that are not designed as hedging instruments are recognized in profit or loss. 4) Hedge Accounting For foreign currency exposure as a result of translation risk, Takeda designates certain non-derivatives, such as foreign currency denominated debt and certain derivatives such as foreign currency forwards, as net investment hedges of foreign operations. For foreign currency exposure due to foreign currency denominated transactions, Takeda designates certain derivatives, such as foreign currency forwards, currency options and cross currency interest rate swaps, as cash flow hedges of forecasted transactions. For interest risk exposure, Takeda designates derivatives such as interest and cross currency interest rate swaps and forward rate agreements, as cash flow hedges of forecasted transactions. Within the designation documentation at inception, Takeda documents the risk management objective, nature of the risk being hedged, and relationship between hedging instruments and hedged risk based on the strategy for undertaking the hedging relationships. At inception and on a quarterly basis, Takeda also assesses whether the hedging instruments are highly effective in offsetting changes in the hedged transactions or net investment. • Cash flow hedges: the effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. The cumulative gain or loss that was previously recognized in other comprehensive income is reclassified to profit or loss in the same period when the cash flows of the hedged items are recognized in profit or loss and in the same line item in the consolidated statements of profit or loss. The currency basis spread and the time value of the foreign currency options are accounted for and presented as hedging cost under other components of equity separately from cash flow hedges. • Net investment hedges in foreign operations: the gain or loss on hedging instruments in foreign operations is recognized in other comprehensive income. At the time of disposal of the foreign operations, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss.

- 23 - Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer qualifies for hedge accounting. (4) Provisions Takeda recognizes rebates and return reserves if Takeda receives consideration from a customer and expects to refund some or all of that consideration to the customer. In addition, Takeda recognizes provisions when Takeda has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations. Takeda’s provisions consist primarily of rebates and return reserves, as well as provisions for litigation and restructuring. 1) Rebates and Return Reserves Takeda has recognized a provision related mainly to sales rebates and returns for products and merchandises, including for U.S. government health programs such as the U.S. Medicaid Drug Rebate Program, the U.S. Medicare Part-D Rebate Program and the U.S. Commercial Managed Care Program. 2) Provisions for Litigation Provisions for litigation are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to make a reliable estimate of the provision required to cover unasserted claims. 3) Provisions for Restructuring A restructuring provision is recorded when Takeda has a detailed formal plan for the restructuring. Takeda records the provision and associated expenses based on estimated costs associated with the plan. (5) Post-Employment Benefit Takeda sponsors lump-sum payments on retirement, pensions and other plans such as post- retirement medical care as post- employment benefit plans. They are classified into defined benefit plans and defined contribution plans, depending on the characteristics of the plans. 1) Defined Benefit Plans Takeda uses the projected unit credit method to determine the present value, the related current service cost, and the past service cost by each defined benefit obligation. The discount rate is determined by reference to market yields on high quality corporate bonds at the end of the reporting period. The net defined benefit liabilities (assets) in the consolidated statements of financial position are calculated by deducting the fair value of the plan assets from the present value of the defined benefit obligations. If the defined benefit plan has a surplus, the net defined benefit asset is limited to the present value of any future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment. Re-measurement of net defined benefit plans is recognized in full as other comprehensive income and transferred to retained earnings in the period in which they are recognized. 2) Defined contribution plans The costs for defined contribution plans are recognized as expenses when the employees render the related service. (6) Revenue and expenses (Revenue recognition) Takeda’s revenue is primarily related to the sale of pharmaceutical products and is generally recognized when control of the products is passed to the customer in an amount that reflects the consideration to which

- 24 - Takeda expects to be entitled in exchange for those products. Control is generally transferred at the point in time of shipment to or receipt of the products by the customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration Takeda expects to receive in exchange for its goods or services. If a contract contains more than one contractual promise to a customer (performance obligation), the consideration is allocated based on the standalone selling price of each performance obligation. The consideration Takeda receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized to the extent it is highly probable that a significant reversal will not occur. Takeda’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. Takeda monitors the obligation for these deductions on at least a quarterly basis and records adjustments when rebate trends, rebate programs and contract terms, legislative changes, or other significant events indicate that a change in the obligation is appropriate. Historically, adjustments to rebate accruals have not been material to net earnings. The United States (the “U.S.”) market has the most complex arrangements related to revenue deductions. The following summarizes the nature of the most significant adjustments to revenue: • U.S. Medicaid: The U.S. Medicaid Drug Rebate Program is administered by state governments using state and federal funds to provide assistance to certain qualifying individuals and families, who cannot finance their own medical expenses. Calculating the rebates to be paid related to this program involves interpreting relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Provisions for Medicaid rebates are estimated based upon identifying the products subject to a rebate, historical experience, patient demand, product pricing and the mix of contracts and specific terms in the individual state agreements. The provisions for Medicaid rebates are recorded in the same period that the corresponding revenues are recognized; however, the Medicaid rebates are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for Medicaid rebates. These expected product specific assumptions relate to estimating which of Takeda’s revenue transactions will ultimately be subject to the U.S. Medicaid program. • U.S. Medicare: The U.S. Federal Medicare Program, which funds healthcare benefits to individuals age 65 or older and certain disabilities, provides prescription drug benefits under Part D section of the program. This benefit is provided and administrated through private prescription drug plans. Provisions for Medicare Part D rebates are calculated based on the terms of individual plan agreements, patient demand, product pricing and the mix of contracts. The provisions for Medicare Part D rebates are recorded in the same period that the corresponding revenues are recognized; however, the Medicare Part D rebates are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for Medicare Part D rebates. These expected product specific assumptions relate to estimating which of the Takeda’s revenue transactions will ultimately be subject to the U.S. Medicare program. • Customer rebates: Customer rebates including commercial managed care in the U.S. are offered to purchasing organizations, health insurance companies, managed healthcare organizations, and other direct and indirect customers to sustain and increase market share, and to ensure patient access to Takeda’s products. Since rebates are contractually agreed upon, the related provisions are estimated based on the terms of the individual agreements, historical experience, and patient demand. The provisions for commercial managed care rebates in the U.S. are recorded in the same period that the corresponding revenues are recognized; however, commercial managed care rebates in the U.S. are not fully paid until subsequent periods. There is often a time lag of several months between Takeda recording the revenue deductions and Takeda’s final accounting for commercial managed care rebates in the U.S. These expected product specific assumptions relate to estimating which of Takeda’s revenue transactions will ultimately be subject to the commercial managed care in the U.S. • Wholesaler chargebacks: Takeda has arrangements with certain indirect customers whereby the customer is able to buy products from wholesalers at reduced prices. A chargeback represents the

- 25 - difference between the invoice price to the wholesaler and the indirect customer’s contractual discounted price. Provisions for estimating chargebacks are calculated based on the terms of each agreement, historical experience and product demand. Takeda has a legally enforceable right to set off the trade receivables and chargebacks and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. Thus the provision for chargebacks are recorded as a deduction from trade receivables on the consolidated statements of financial position. • Return reserves: When Takeda sells a product providing a customer with the right to return, Takeda records a provision for estimated sales returns based on its sales return policy and historical return rates. Takeda estimates the proportion of recorded revenue that will result in a return by considering relevant factors, including past product returns activity, the estimated level of inventory in the distribution channel and the shelf life of products. Because the amounts are estimated, they may not fully reflect the final outcome, and the amounts are subject to change dependent upon, amongst other things, expected product specific assumptions used in estimating which of Takeda’s revenue transactions will ultimately be subject to the respective programs. Takeda generally receives payments from customers within 90 days after the point in time when goods are delivered to the customers. Takeda usually performs those transactions as a principal, but Takeda also sells products on behalf of others in which case revenue is recognized at an amount of sales commission that Takeda expects to be entitled as an agent. Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing and sale of intellectual property (“IP”). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as R&D of compounds that are out-licensed is recognized over the service period. Takeda generally receives payments from customers within 60 days after entering into out-licensing contracts or confirmation by customers that conditions for the milestone payments are met. Takeda licenses its own intellectual property rights to customers and performs those transactions as a principal. Takeda also provides other services as a principal or an agent. (7) Other Significant Accounting Policies for the Consolidated Financial Statements (Stated Amount) All amounts shown are rounded to the nearest million JPY.

- 26 - [Notes for Accounting Estimates and Assumptions] The items which were recorded on the consolidated financial statements as of March 31, 2022 using accounting estimates or assumptions and could have a material impact on the consolidated financial statements as of March 31, 2023 are described below. Provisions for Contractual and Statutory Rebates Payable under Commercial Healthcare Provider Contracts and U.S. State and Federal Government Health Programs 266,113 million JPY In order to estimate provisions for contractual and statutory rebates payable under Commercial healthcare provider contracts and U.S. state and Federal government health programs such as U.S. Medicaid and U.S. Medicare as well as U.S. commercial managed care programs, expected product specific assumptions are used in estimating which of Takeda’s revenue transactions will ultimately be subject to the respective programs. Therefore, the change in the product specific assumptions could have a material impact on the amount of provisions to be recorded on the consolidated financial statements as of March 31, 2023. Goodwill 4,407,749 million JPY, Intangible Assets 3,818,544 million JPY Goodwill and intangible assets are generally considered impaired when their balance sheet carrying amount exceeds their estimated recoverable amount. The recoverable amount of an intangible asset is estimated for each individual asset or at the larger cash generating unit (CGU) level when cash is generated in combination with other assets. Goodwill is tested for impairment at the single operating segment level (one CGU), which is the level at which goodwill is monitored for internal management purposes. The estimation on the recoverable amount of goodwill and intangible assets requires us to make a number of assumptions including the amount and timing of projected future cash flows, behavior of competitors (launch of competing products, marketing initiatives, etc.), probability of obtaining regulatory approvals, future tax rates, terminal growth rate, and discount rate. The significant assumptions used in estimating the amount and timing of future cash flows is the probability of technical and regulatory success related to IPR&D projects and the future sales forecast of the products. The future sales forecast related to certain products is one of the significant assumptions used in estimating the recoverable amount of goodwill. Events that may result in a change in the assumptions include IPR&D projects that are not successfully developed, fail during development, are abandoned or subject to significant delay or do not receive the relevant regulatory approvals, and/or lower sales projections of certain commercially marketed products typically due to launch of newly competing products, and supply constraints. If these events were to occur, we may not recover the value of the initial or subsequent R&D investments made subsequent to acquisition of the asset project nor realize the future cash flows that we have estimated. Therefore, these events could have a material impact on the amount of goodwill and intangible assets to be recorded on the consolidated financial statements as of March 31, 2023. Provision for Litigation 42,869 million JPY The factors Takeda considers in developing the provision for litigation and other contingent liability amounts include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. In addition, Takeda records a provision for product liability claims incurred, but not filed, to the extent Takeda can formulate a reasonable estimate of their costs based primarily on historical claims experience and data regarding product usage. In cases Takeda may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings, no provision is recognized for such cases. The estimates of these provisions and contingent liabilities are dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations, and therefore could have a material impact on the amount of provisions to be recorded on the consolidated financial statements as of March 31, 2023.

- 27 - Income Taxes Payable 200,918 million JPY, Deferred Tax Assets 362,539 million JPY Takeda prepares and files the tax returns based on an interpretation of tax laws and regulations, and records estimates based on these judgments and interpretations. In the normal course of business, Takeda’s tax returns are subject to examination by various tax authorities, which may result in additional tax, interest or penalty assessment by these authorities. Inherent uncertainties exist in estimates of many uncertain tax positions due to changes in tax law resulting from legislation, regulation, and/or as concluded through the various jurisdictions’ tax court systems. When Takeda concludes that it is not probable that a tax authority will accept an uncertain tax position, Takeda recognizes the best estimate of the expenditure required to settle a tax uncertainty. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law, the issuance of regulations or interpretations by the tax authorities, new information obtained during a tax examination, or resolution of a tax examination. Therefore, these adjustment could have a material impact on the amount of income tax payable to be recorded on the consolidated financial statements as of March 31, 2023. Takeda also assesses deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, Takeda considers the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Future taxable profits according to profitability is estimated based on Takeda’s business plan. Therefore, the change in judgment upon determining the revenue forecast used for Takeda’s business plan could have a material impact on the amount of the deferred tax assets to be recorded on the consolidated financial statements as of March 31, 2023. Provisions for Restructuring 13,353 million JPY Takeda incurs restructuring costs associated with planned initiatives to reduce the costs and in connection with the integration of the acquisitions. Takeda’s most significant restructuring costs are severance payments and lease termination costs. Takeda establishes a provision for restructuring costs when Takeda has developed a detailed formal plan for the restructuring. The recognition of restructuring provision requires estimates including timing of payments and the number of individuals impacted by the restructuring. The actual restructuring costs may differ from the estimates, and therefore the difference, if any, could have a material impact on the amount of the provisions to be recorded on the consolidated financial statements as of March 31, 2023. [Notes on Consolidated Statement of Profit or Loss] 1. Other operating expenses Other operating expenses was 159,075 million JPY mainly included 83,836 million JPY restructuring expenses from reductions in the workforce, system optimization, and consolidation of sites and 20,723 million JPY valuation reserve for pre-launch inventories. The major factors of restructuring expenses were related to system optimization by the integration of Shire in digital transformation initiatives. 2. Income tax expenses Takeda recorded income tax expenses of 72,405 million JPY including the tax charge of 65,442 million JPY for tax and interest, net of 500 million JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014, which was offset by tax benefits from internal entity restructuring transactions, tax credits, and decreased deferred tax liability for unremitted earnings in foreign subsidiaries. [Notes on Consolidated Statement of Financial Position] 1. Accumulated depreciation on assets (including accumulated impairment losses) Property, plant and equipment 870,207 million JPY Investment property 7,927 million JPY 2. Impairment loss allowance directly deducted from trade and other receivables Trade and other receivables 9,390 million JPY

- 28 - 3. Contingent liabilities (1) Irish Revenue Authority assessment Shire received a tax assessment from the Irish Revenue Commissioners on November 28, 2018 for 398 million EUR. This assessment relates to the tax treatment of a 1,635 million USD break fee Shire received from AbbVie, Inc. (“AbbVie”) in connection with the terminated offer to acquire Shire made by AbbVie in 2014. Takeda appealed the assessment to the Tax Appeals Commission (“TAC”) and the appeal was heard by the TAC in late 2020. On July 30, 2021 (IST), Takeda received a ruling on the matter from the TAC, with the TAC ruling in favor of Irish Revenue Commissioners. While Takeda intends to appeal the TAC ruling and continues to assert that the AbbVie break fee is not subject to Irish tax, Takeda has recorded a tax provision for 491 million EUR in current liabilities as income taxes payable, representing the 398 million EUR tax liability asserted by Irish Revenue Commissioners plus accrued interest. (2) Litigation Takeda is involved in various legal and administrative proceedings. The most significant matters are described below. Takeda may become involved in significant legal proceedings for which it is not possible to make a reliable estimate of the expected financial effect, if any, which may result from ultimate resolution of the proceedings. In these cases, appropriate disclosures about such cases would be included in this note, but no provision would be made for the cases. With respect to each of the legal proceedings described below, other than those for which a provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision, if any, and lack of clarity as to the merits of theories of liability, the merits of Takeda’s defenses, the amount and recoverability of damages and/or governing law. The Company does not believe that information about the amount sought by the plaintiffs, if that is known, is, by itself, meaningful in every instance with respect to the outcome of those legal proceedings. Legal expenses incurred and charges related to legal claims are recorded in selling, general and administrative expenses. Provisions are recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made of the likely outcome of the dispute. For certain product liability claims, Takeda will record a provision where there is sufficient history of claims made and settlements to enable management to make a reliable estimate of the provision required to cover unasserted claims. The factors Takeda considers in developing a provision include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of settlement and current state of settlement discussions, if any. As of March 31, 2022, Takeda’s aggregate provisions for legal and other disputes were 42,869 million JPY. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. Unless otherwise stated below, Takeda is unable to predict the outcome or duration of these matters at this time. Takeda’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed, by a material amount, the amount of the provisions reported in these consolidated financial statements. Matters that were previously disclosed may no longer be reported because, as a result of rulings in the case, settlements, changes in our business or other developments, in our judgment, they are no longer material to our financial condition or operating results. Product Liability and Related Claims Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory bodies. Notwithstanding these efforts, when drugs and vaccines are introduced into the marketplace,

- 29 - unanticipated safety issues may become, or be claimed by some to be, evident. Takeda is currently a defendant in a number of product liability lawsuits related to its products. For the product liability lawsuits and related claims, other than those for which a provision has been made, Takeda is unable to make a reliable estimate of the expected financial effect at this stage. The Company’s principal pending legal and other proceedings are disclosed below. The outcomes of these proceedings are not always predictable and can be affected by various factors. For those legal and other proceedings for which it is considered at least reasonably possible that a loss has been incurred, the Company discloses the possible loss or range of possible loss in excess of the recorded loss contingency provision, if any, where such excess is both material and estimable. ACTOS Economic Loss Cases Takeda has been named in several ACTOS-related lawsuits brought by plaintiffs that do not assert any claims for personal injuries. Instead plaintiffs claim they suffered an economic loss by paying for ACTOS prescriptions that allegedly would not have been written had Takeda provided additional information about the alleged risks of bladder cancer associated with ACTOS. A putative class of third party payors and consumers brought suit against Takeda in the U.S. District Court for the Central District of California. Discovery is ongoing in that case. A case brought by a separate group of third party payors asserting similar claims was filed in the U.S. District Court for the Southern District of New York in June 2019. Proton Pump Inhibitor (“PPI”) Product Liability Claims As of March 31, 2022, more than 6,400 product liability lawsuits related to the use of PREVACID and DEXILANT have been filed against Takeda in U.S. federal and state courts. Most of these cases are pending in U.S. federal court and are consolidated for pre-trial proceedings in a multi- district litigation in federal court in New Jersey. The plaintiffs in these cases allege they developed kidney injuries or, in some cases, gastric cancer as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of these potential risks. Similar cases are pending against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc (“AstraZeneca”), Procter & Gamble Company (“Procter & Gamble”) and Pfizer Inc. (“Pfizer”). Outside the U.S., three proposed class actions have been filed in three provinces in Canada (Quebec, Ontario, and Saskatchewan). The defendants in these actions include Takeda, AstraZeneca, Janssen Pharmaceutical Companies (“Janssen”) and several generic manufacturers. Intellectual property Intellectual property claims include challenges to the validity and enforceability of Takeda’s patents on various products or processes as well as assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequences of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for Takeda. TRINTELLIX Takeda has received notices from sixteen generic pharmaceutical companies that they have submitted ANDAs with paragraph IV certifications seeking to sell generic versions of TRINTELLIX. Takeda filed patent infringement lawsuits against the ANDA filers in federal court in Delaware. Lawsuits against ten ANDA filers were resolved before trial. A trial took place from January 15 to January 28, 2021 with six ANDA filers, including Alembic Pharmaceuticals Limited and Alembic Pharmaceuticals, Inc., Lupin Limited and Lupin Pharmaceuticals, Inc. ("Lupin"), Macleods Pharmaceuticals Ltd., Sigmapharm Laboratories, LLC, Sandoz, Inc., and Zydus Pharmaceuticals (USA) Inc. and Cadila Healthcare Limited. The Court issued its decision on September 30, 2021 and found that US Patent 7,144,884, which covers vortioxetine (the active ingredient in Trintellix), is valid. For the rest of the asserted patent, only US Patent 9,101,626, which covers processes for synthesizing vortioxetine, was found to be infringed by Lupin. Takeda filed a notice of appeal on Nov 24, 2021. ADYNOVATE

- 30 - On December 5, 2016, Bayer Healthcare LLC (“Bayer”) filed a lawsuit in the U.S. District Court for the District of Delaware against Baxalta Incorporated and Baxalta US Inc. (collectively “Baxalta”), which are now subsidiaries of Takeda, and Nektar Therapeutics (“Nektar”) filed alleging infringement of U.S. Patent No. 9,364,520 in connection with the sales of ADYNOVATE [antihemophilic factor (recombinant), PEGylated]. The case was tried before a jury beginning on January 28, 2019. The jury found in favor of Bayer determining that the patent is infringed. The jury further awarded damages in the amount of 155.2 million USD. Takeda has filed an appeal with the Court of Appeals of the Federal Circuit (CAFC) in September 2019. The CAFC upheld the District Court’s decision on March 1, 2021. The Appeal Mandate was issued on April 7, 2021. On May 14, 2021, Takeda settled this litigation and related pending litigations. The settlement allows both Baxalta and Bayer to continue selling their respective products. Takeda also made a payment in settlement of these cases but the settlement had no material impact on Takeda’s consolidated statements of profit or loss as Takeda had established a provision against this case as of March 31, 2021. NINLARO Takeda received a paragraph IV notice letter from Sun Pharmaceutical Industries Limited (“Sun”) on January 17, 2020. Sun alleged that U.S. Patent numbers 7,442,830, 8,859,504, and 9,175,017 are invalid, unenforceable, and/or will not be infringed. Takeda filed a complaint against Sun in the U.S. District Court for the District of Delaware on February 27, 2020. On June 18, 2021, Takeda entered into a settlement agreement with Sun. The impact of the settlement was not material to Takeda’s consolidated statements of profit or loss. Other In addition to the individual patent litigation cases described above, Takeda is party to a number of cases where Takeda has received notices that companies have submitted ANDAs with paragraph IV certifications to sell generic versions of other Takeda products. These include other Takeda products including Ponatinib. Takeda has filed patent infringement lawsuits against parties involved in these situations. Sales, Marketing, and Regulation Takeda has other litigations related to its products and its activities, the most significant of which are describe below. ACTOS Antitrust Litigation In December 2013, the first of two antitrust class action lawsuits was filed against Takeda in the U.S. District Court for the Southern District of New York by a putative class of patients who were prescribed ACTOS. The second class action was filed against Takeda in the same court in April 2015 by a putative class of wholesalers that purchased ACTOS from Takeda. In both actions, plaintiffs allege, inter alia, that Takeda improperly characterized certain patents for ACTOS in the FDA Orange Book, which they claim imposed requirements on generic companies that filed Abbreviated New Drug Applications and, in turn, resulted in delayed market entry for generic forms of ACTOS. In October 2019, the District Court denied Takeda’s motion to dismiss. Takeda subsequently sought an interlocutory appeal of the District Court’s decision, which was denied. INTUNIV Antitrust Litigation In January 2017, an antitrust class action was filed against Shire plc, Shire LLC, and Shire U.S. Inc. (collectively, “Shire”) in the U.S. District Court for the District of Massachusetts. The plaintiffs, a putative class of wholesalers, allege that Shire’s settlement in 2013 of patent litigation claims against Actavis Elizabeth LLC related to its generic formulation of INTUNIV constituted an anticompetitive “reverse payment.” AMITIZA Antitrust Litgation In August 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A, Inc. (“Takeda”) in the U.S. District Court for the Eastern District of Massachusetts. The plaintiffs, a putative class of

- 31 - wholesalers, allege that a settlement that Takeda and Sucampo Pharmaceuticals, Inc. entered into in 2014 with Par Pharmaceutical, Inc. (“Par”) to resolve patent litigation claims related to Par’s generic formulation of AMITIZA were anticompetitive. COLCRYS Antitrust Litigation In September 2021, an antitrust class action was filed against Takeda Pharmaceuticals U.S.A, Inc. (“Takeda”) in the U.S. District Court for the Eastern District of Pennsylvania. The plaintiffs, a putative class of wholesalers, allege that settlements that Takeda entered into in 2015 and 2016 to resolve patent litigation claims against several generic drug manufacturers related to generic formulations of COLCRYS were anticompetitive. AbbVie Supply Agreement Litigation In November 2020, AbbVie brought suit against Takeda Pharmaceutical Company Limited (“Takeda”) in Delaware Chancery Court alleging Takeda breached its agreement with AbbVie related to the supply of LUPRON in the U.S. due to shortages arising from quality issues the U.S. Food & Drug Administration identified concerning Takeda’s production facility in Hikari, Japan as part of a Form 483 issued in November 2019 and a Warning Letter issued in June 2020. In the litigation, AbbVie sought both preliminary injunctive relief and monetary damages. In September 2021, the court issued an order denying AbbVie’s request for injunctive relief. The court subsequently issued a decision finding Takeda in breach of the supply agreement. A trial to determine the amount of any damages is scheduled for October 2022. Investigation of Patient Assistance Programs In November 2016, the U.S. Department of Justice ("DOJ") (through the U.S. Attorneys’ Office in Boston) issued a subpoena to Ariad Pharmaceuticals Inc. ("Ariad"), which was acquired by Takeda during the year ended March 31, 2017, seeking information from January 2010 to the present relating to Ariad’s donations to 501(c) (3) co-payment foundations, financial assistance programs, and free drug programs available to Medicare beneficiaries and the relationship between these co-payment foundations and specialty pharmacies, hubs or case management programs. Takeda is cooperating with the investigation. In June 2019, the DOJ (through the U.S. Attorney’s Office in Boston) issued a subpoena to Shire Pharmaceuticals LLC, which was acquired by Takeda during the year ended March 31, 2019 (through Takeda’s acquisition of Shire plc). The subpoena generally seeks information about Shire’s interactions with 501(c)(3) organizations that provide financial assistance to Medicare patients taking Shire drugs, including the hereditary angioedema medications FIRAZYR and CINRYZE. Takeda is cooperating with the investigation. Department of Justice Civil Investigative Demands On February 19, 2020, Takeda received a Civil Investigative Demand (“CID”) from the DOJ (through its office in Washington, DC). The CID seeks information as part of an investigation of possible off-label promotion and violations of the Anti-kickback Statute in connection with the promotion and sale of TRINTELLIX. Takeda is cooperating with the DOJ’s investigation. On February 28, 2020, Takeda received a CID from the DOJ (through its office in Washington, DC). The CID seeks information as part of an investigation of possible kickbacks to a Florida allergy center in connection with the promotion and sale of Takeda’s subcutaneous IG products, CUVITRU, HYQVIA and GAMMAGARD. Takeda is cooperating with the DOJ’s investigation. Brazilian Investigation Related to ELAPRASE and REPLAGAL On November 30, 2021, the Brazilian federal authorities executed a search warrant at Takeda offices in Brazil. The warrant sought records about information Takeda received from the Brazilian National Sanitary Surveillance Agency (AVISA) as well as any records related to donations made to charitable organizations which provide funding to patients who are pursuing claims for reimbursement from the Brazilian government for prescriptions of ELAPRASE and REPLAGAL. Takeda is cooperating with the investigation.

- 32 - [Notes on Consolidated Statement of Changes in Equity] 1. Class and total number of shares issued as of March 31, 2022 Common Stock 1,582,253 thousand shares 2. Dividends (1) Amount of dividends paid Resolution Class of Shares Total dividends Dividends per share Record date Effective date Ordinary General Meeting of Shareholders Common Stock 141,859 million JPY 90.00 JPY March 31, 2021 June 30, 2021 (June 29, 2021) Meeting of Board of Directors Common Stock 142,387 million JPY 90.00 JPY September 30,2021 December 1, 2021 (October 28, 2021) Total 284,246 million JPY (2) Dividends declared whose record date falls in the fiscal year ended March 31, 2022 and the effective date falls in the following fiscal year Matters with respect to dividends on shares of common stock will be proposed at the Ordinary General Meeting of Shareholders to be held on June 29, 2022 as follows: (i) Total dividends 140,365 million JPY (ii) Dividends per share 90.00 JPY (iii) Record date March 31, 2022 (iv) Effective date June 30, 2022 Dividends will be paid from retained earnings. 3. Class and number of shares underlying stock acquisition rights as of March 31, 2022 (excluding rights whose exercise period has yet to begin) Common stock 2,661,900 shares [Per Share Information] 1. Equity attributable to owners of the Company per share 3,665.61 JPY 2. Basic earnings per share 147.14 JPY

- 33 - [Notes on Financial Instruments] 1. Overview of Financial Instruments Takeda promotes risk management to reduce the financial risks arising from business operations. The principal risks to which Takeda is exposed include market risk, counterparty credit risk, and liquidity risk caused by changes in the market environment such as fluctuations in foreign exchange rates, interest rates and market prices of commodities and other financial holdings. Each of these risks is managed in accordance with Takeda’s policies. (1) Market Risk Major market risks to which Takeda is exposed are 1) foreign currency risk, 2) interest rate risk and 3) price fluctuation risk. Financial instruments affected by market risk include loans and borrowings, deposits, equity investments and derivative financial instruments. 1) Foreign Currency Risk Takeda’s exposure to the risk of changes in foreign exchange rates primarily relates to its operations (when revenue or expense is denominated in a foreign currency) and Takeda’s net investments in foreign subsidiaries. Takeda manages foreign currency risks in a centralized manner using derivative financial instruments. Takeda's policy does not permit the use of speculative foreign currency financial instruments or derivatives. Takeda uses forward exchange contracts, currency swaps, and currency options to hedge individually significant foreign currency transactions. Takeda has also designated loans and bonds denominated in the US dollar and Euro and forward exchange contracts as hedging instruments of net investments in foreign operations. 2) Interest Rate Risk Takeda’s exposure to the risk of changes in benchmark interest rates and foreign exchange rate relates primarily to the outstanding debts with floating interest rates. Takeda may use interest and currency swaps that fix the amount of future payments to manage interest and foreign exchange rate risks through cash flow hedge strategies. 3) Price Fluctuation Risk Management Commodity Price Risk For its business operations, Takeda is exposed to risks from commodity price fluctuations. Takeda manages this risk primarily by utilizing fixed price contracts, but may also use financial instruments to lock in a fixed price. Market Price Risk Market pricing and valuations of Takeda’s fixed-income financial assets and liabilities are impacted by changes in currency rates, interest rates and credit spreads, which are managed as described in this Notes. For equity instruments, Takeda manages the risk of price fluctuations in the instruments by regularly reviewing share prices and financial positions of the issuers. (2) Credit Risk Takeda is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk, without taking into account any collateral held at the end of the reporting period, is represented by the carrying amount of the financial instruments which is exposed to credit risk on the consolidated statement of financial position. 1) Customer Credit Risk Trade and other receivables are exposed to customer credit risk. Takeda monitors the status of overdue balances, reviews outstanding balances for each customer and regularly examines the credibility of major customers in accordance with Takeda’s policies for credit management to facilitate the early evaluation and

- 34 - the reduction of potential credit risk. If necessary, Takeda obtains rights to collateral or guarantees on the receivables. 2) Other Counterparty Credit Risk Cash reserves of Takeda are concentrated mostly with Takeda and entities acting as the cash pool leader in the United States and Europe. These cash reserves are managed exclusively by investments in highly rated short-term bank deposits and bonds of highly rated issuers within the investment limits determined by reviewing the investment ratings and terms under Takeda’s policies for fund management, resulting in limited credit risk. Cash reserves, other than those subject to the group cash pooling system, are managed by each consolidated subsidiary in accordance with Takeda’s fund management policies. For derivatives, Takeda enters into contracts only with financial counterparties rated investment grade or higher in order to minimize counterparty risk. (3) Liquidity Risk The Company manages liquidity risk and establishes an adequate management framework for liquidity risk to secure stable short-, mid-, and long-term funds and sufficient liquidity for operations. Takeda manages liquidity risk by monitoring forecasted cash flows and actual cash flows. In addition, Takeda has commitment lines with some counterparty financial institutions to manage liquidity risk. Takeda strives to maximize the available liquidity with a combination of liquid short-term investments and committed credit lines with strong rated counterparties. The objective is to maintain levels in excess of project cash needs to mitigate the risk of contingencies. (4) Capital Management The capital structure of Takeda consists of shareholders’ equity, bonds and loans, and cash and cash equivalents. The fundamental principles of Takeda’s capital risk management are to build and maintain a steady financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, Takeda conducts capital investment, profit distribution such as dividends, and repayment of loans based on steady operating cash flows through the development and sale of competitive products. Takeda utilizes factoring arrangements for selected trade receivables. Under this program, trade receivables sold are derecognized when the risks and rewards of ownership have been transferred. Takeda balances and monitors its capital structure between debt and equity and adheres to a conservative financial discipline. 2. Fair value of financial instruments (1) Fair Value Measurements Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs.

- 35 - (million JPY) Level 1 Level 2 Level 3 Total Assets: Financial assets measured at fair value through profit or loss Derivatives — 19,141 — 19,141 Investment in convertible notes — — 10,409 10,409 Investment in debt securities — — 1,052 1,052 Financial assets associated with contingent consideration arrangements — — 26,852 26,852 Derivatives for which hedge accounting is applied — 22,749 — 22,749 Financial assets measured at fair value through OCI Trade receivables — 20,665 — 20,665 Equity securities 84,188 — 64,263 148,451 Total 84,188 62,556 102,576 249,320 Liabilities: Financial liabilities measured at fair value through profit or loss Derivatives — 6,074 — 6,074 Financial liabilities associated with contingent consideration arrangements — — 5,844 5,844 Derivatives for which hedge accounting is applied — 30,455 — 30,455 Total — 36,529 5,844 42,373 (2) Valuation Techniques The fair value of derivatives is measured based on Treasury management system valuation models or the Black-Scholes model, whose significant inputs are based on observable market data. The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models. The fair value of trade receivables, which are due from customers that Takeda has the option to factor, are measured based on the invoiced amount. Equity instruments and investments in debt instruments are not held for trading. If equity instruments or investments in debt instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt instruments are not quoted in an active market, the fair value is calculated utilizing an adjusted book value per share method or EBITDA multiples approach based on available information as of each period-end-date and comparable companies. The principal input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt instruments classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 5.0 times to 10.9 times. Financial assets and liabilities associated with contingent consideration arrangements are measured at fair value at the time of the divestiture or the acquisition date of business combination. When the contingent consideration arrangement meets the definition of a financial asset or liability, it is subsequently re-measured at fair value at each closing date. The determination of the fair value is based on models such as scenario- based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The financial assets associated with contingent consideration arrangements are recognized mainly in relation to the divestiture of XIIDRA. The financial liabilities associated with contingent consideration arrangements are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.

- 36 - (3) Transfers between levels Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were transfers from Level 3 to Level 1 recorded in the year ended March 31, 2022. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. During the year ended March 31, 2022, the companies listed their equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy during the year ended March 31, 2022. There were no other transfers between levels of the fair value hierarchy during the year ended March 31, 2022. (4) Level 3 fair values Takeda invests in equity instruments mainly for research collaboration. The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values for the period ended March 31, 2022. The disclosure related to the Level 3 financial liabilities which are financial liabilities associated with contingent consideration arrangements are included in (5) Financial liabilities associated with contingent consideration arrangements. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for level 3 financial assets. (million JPY) Financial assets associated with contingent consideration arrangements Equity instruments As of the beginning of the year 25,446 52,468 Changes recognized as finance expenses (1,043) — Changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations 2,448 23,345 Purchases — 7,919 Sales — (644) Transfers to Level 1 — (23,856) Acquisition from sale of intangible assets associated with products — 5,645 Acquisition from conversion of convertible notes — 725 Transfers to investments accounted for using the equity method — (1,339) As of the end of the year 26,852 64,263 (5) Financial liabilities associated with contingent consideration arrangements Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or license agreements that are payable only upon future events such as the achievement of development milestones and sales targets, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of financial liabilities associated with contingent consideration arrangements is re-measured based on risk-adjusted future cash flows discounted using an appropriate discount rate. As of March 31, 2022, the balance primarily relates to pre-existing contingent consideration arrangements from Shire's historical acquisition. The pre-existing contingent consideration arrangements acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of financial liabilities associated with contingent consideration arrangements could increase or

- 37 - decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved. The fair value of financial liabilities associated with contingent consideration arrangements are classified as Level 3 in the fair value hierarchy. The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities associated with contingent consideration arrangements for the year ended March 31, 2022. There are no significant changes in fair value during the changes in certain assumptions which influence the fair value measurement for financial liabilities associated with contingent consideration arrangements. (million JPY) As of the beginning of the year 27,770 Additions arising from business combinations 5,203 Reversal from sale of intangible assets associated with products (11,479) Changes in the fair value during the period (10,705) Settled and paid during the period (6,293) Foreign currency translation differences 1,348 As of the end of the year 5,844 (6) Financial instruments not measured at fair value The carrying amount and fair value of financial instruments that are not measured at fair value in the consolidated statements of financial position are as follows. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. (million JPY) Carrying amount Fair value Bonds 3,637,355 3,630,521 Long-term loans 707,770 703,032 Long-term financial liabilities are recognized at their carrying amount. The fair value of bonds is measured at quotes whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans in consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy. [Revenue Recognition] 1. Disaggregation of revenue information Takeda’s revenue from contracts with customers is comprised of the following: Revenue by Type of Good or Service (million JPY) Sales of pharmaceutical products 3,295,723 Out-licensing and service income 273,283 Total 3,569,006 Revenue by Therapeutic Area and Product (million JPY) Gastroenterology: ENTYVIO 521,778 TAKECAB-F (1) 102,397 GATTEX/REVESTIVE 75,751

- 38 - DEXILANT 50,763 PANTOLOC/CONTROLOC (2) 40,275 ALOFISEL 1,843 Others 82,877 Total Gastroenterology 875,685 Rare Diseases: Rare Metabolic: ELAPRASE 73,119 REPLAGAL 51,714 VPRIV 42,408 NATPARA/NATPAR 5,353 Total Rare Metabolic 172,595 Rare Hematology: ADVATE 118,491 ADYNOVATE/ADYNOVI 60,726 FEIBA 39,162 RECOMBINATE 12,297 Others 53,013 Total Rare Hematology 283,689 Hereditary Angioedema: TAKHZYRO 103,242 FIRAZYR 26,691 Others 23,654 Total Hereditary Angioedema 153,587 Others 1,325 Total Rare Diseases 611,196 PDT Immunology: Immunoglobulin 385,864 Albumin 90,035 Others 31,052 Total PDT Immunology 506,951 Oncology: VELCADE 110,046 LEUPLIN/ENANTONE 106,459 NINLARO 91,203 ADCETRIS 69,190 ICLUSIG 34,860 ALUNBRIG 13,644 Others 43,329 Total Oncology 468,730 Neuroscience: VYVANSE/ELVANSE 327,052 TRINTELLIX 82,315 Others 72,926 Total Neuroscience 482,294 Other: AZILVA-F (1) 76,297 LOTRIGA 32,690 Others (3) 515,164 Total Other 624,150

- 39 - Total 3,569,006 (1) The figures include the amounts of fixed dose combinations and blister packs. (2) Generic name: pantoprazole (3) The figure includes the 133,043 million JPY selling price on sales of four diabetes products (NESINA, LIOVEL, INISYNC and ZAFATEK) in Japan to Teijin Pharma Limited recorded as revenue. As Takeda transferred only the assets, marketing rights and, eventually, marketing authorization associated with the pharmaceutical products which do not entail transfer of employees or associated contracts, Takeda applied IFRS 15 to the transaction and recorded the selling price in revenue. Revenue by Region (million JPY) Japan 658,983 U.S. 1,714,421 Europe and Canada 739,168 Asia (excluding Japan) 196,964 Latin America 128,467 Russia/CIS 62,057 Other 68,945 Total 3,569,006 “Other” includes the Middle East, Oceania and Africa. This disaggregation provides revenue attributable to countries or regions based on the customer location. 2. Other revenue information Takeda’s contract balances are as follows: (million JPY) Receivables from contracts with customers Trade receivables 617,518 Contract assets Unbilled receivables 5,926 Contract liabilities Deferred income 50,832 Advance payments 81 Takeda’s contract assets relate to the right to receive consideration where performance was completed based on the contract, and trade receivables are recognized when the right to receive consideration becomes unconditional. Takeda’s contract liabilities primarily relate to out-licensing arrangements or product purchase and supply agreements where Takeda receives cash consideration prior to the completion of its performance obligations under the agreements. The revenue recognized during the year ended March 31, 2022 that was included in the contract liability balance as of the beginning of the year was 30,022 million JPY. The revenue recognized during the years ended March 31, 2022 from performance obligations satisfied (or partially satisfied) in previous periods was 49,220 million JPY and primarily relates to royalty income. Takeda’s transaction price allocated to the remaining performance obligations is as follows: (million JPY) Total Duration of the remaining performance obligations Within one year Between one and five years More than five years 50,913 43,721 5,288 1,904

- 40 - [Significant Subsequent Events] Not applicable.

3. The Unconsolidated Financial Statements

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(April 1, 2021 to March 31, 2022) (Million JPY)

	Shareholders' equity									Valuation and translation adjustments				
		Share premium			Retained earnings									
	Share capital	Additional paid-in capital	Other share premium	Total share premium	Legal reserve	Other retained earnings (*)	Total retained earnings	Treasury shares	Total shareholders' equity	Unrealized gains on available-for-sale securities	Deferred gains on derivatives under hedge accounting	Total valuation and translation adjustments	Share acquisition rights	Total net assets
As of April 1, 2021	1,668,145	1,654,239	0	1,654,239	15,885	1,194,115	1,210,000	(59,523)	4,472,861	40,124	(79,353)	(39,229)	1,257	4,434,889
Changes of items during the fiscal year														
Issuance of new shares	8,118	8,118		8,118			—		16,236			—		16,236
Increase by share exchange		5,919		5,919			—		5,919			—		5,919
Dividends				—		(284,246)	(284,246)		(284,246)			—		(284,246)
Provision for reserve for reduction of noncurrent assets				—			—		—			—		—
Reversal of reserve for reduction of noncurrent assets				—			—		—			—		—
Net income				—		324,450	324,450		324,450			—		324,450
Acquisition of treasury shares				—			—	(79,447)	(79,447)			—		(79,447)
Disposal of treasury shares			(0)	(0)		(0)	(0)	22,993	22,993			—		22,993
Net change in items other than shareholders' equity during the fiscal year				—			—		—	(23,713)	(122,152)	(145,865)	(27)	(145,893)
Total changes of items during the fiscal year	8,118	14,037	(0)	14,037	—	40,204	40,204	(56,454)	5,905	(23,713)	(122,152)	(145,865)	(27)	(139,988)
As of March 31, 2022	1,676,263	1,668,276	—	1,668,276	15,885	1,234,317	1,250,202	(115,977)	4,478,763	16,411	(201,505)	(185,094)	1,230	4,294,899

- 41 -

- 42 - *Breakdown of other retained earnings (Million JPY) Reserve for retirement benefits Reserve for dividends Reserve for research and development Reserve for capital improvements Reserve for promotion of exports Reserve for reduction of noncurrent assets General reserve Unappropriated retained earnings Total As of April 1, 2021 5,000 11,000 2,400 1,054 434 35,073 814,500 324,654 1,194,115 Changes of items during the fiscal year Issuance of new shares — Increase by share exchange — Dividends (284,246) (284,246) Provision for reserve for reduction of noncurrent assets 596 (596) — Reversal of reserve for reduction of noncurrent assets (5,230) 5,230 — Net income 324,450 324,450 Acquisition of treasury shares — Disposal of treasury shares (0) (0) Net change in items other than shareholders’ equity during the fiscal year — Total changes of items during the fiscal year — — — — — (4,634) — 44,838 40,204 As of March 31, 2022 5,000 11,000 2,400 1,054 434 30,439 814,500 369,489 1,234,317

- 43 - Notes to the Unconsolidated Financial Statements [Notes for Significant Accounting Policies] 1. Valuation of Significant Assets (1)Valuation of Securities Shares of subsidiaries and affiliates: Valued at cost using the moving-average method Available-for-sale securities Other than non-marketable equity securities: Valued at market prices on the balance sheet date (Unrealized gains and losses are included in net assets, and cost of securities sold is calculated using the moving-average method.) Non-marketable equity securities: Valued at cost using the moving-average method (2)Valuation of Derivatives: Valued at market value (3)Valuation of Inventories Merchandise and products: Cost determined by gross average method (Balance sheet values are calculated by write-down of the book value based on decreases in profitability) Work in process: Cost determined by gross average method (Balance sheet values are calculated by write-down of the book value based on decreases in profitability) Raw materials and Supplies: Cost determined by gross average method (Balance sheet values are calculated by write-down of the book value based on decreases in profitability) 2. Depreciation Methods for Significant Noncurrent Assets (1)Tangible noncurrent assets (excluding lease assets) The Company uses the declining-balance method. However, for buildings (excluding building improvements) acquired on or after April 1, 1998, the straight-line method is applied. Estimated useful lives are mainly as follows: Buildings and structures: 15-50 years Machinery and equipment: 4-15 years (2)Intangible noncurrent assets (excluding lease assets) The Company uses the straight line depreciation method for intangible noncurrent assets. The depreciation period is based on the period of availability. (3)Lease assets The Company depreciates lease assets related to finance leases with no transfer of ownership rights over the lease term, with a nil residual value. 3. Significant Reserves (1) With respect to allowance for doubtful receivables, in order to account for potential losses from uncollectible notes and accounts receivable, the Company recognizes reserve for uncollectible

- 44 - receivables based on historical loss ratios. Specific claims, including doubtful claims, are individually evaluated in light of their recoverability, and the allowance for doubtful receivables is recognized at the amount deemed unrecoverable. (2) Reserve for employees’ bonuses is stated at the estimated amount of bonuses required to be paid to eligible employees at the balance sheet date based on the applicable payments period in order to cover payment of bonuses to employees. (3) Reserve for bonuses for directors and corporate auditors is stated as the estimated amount to be paid in order to cover payments of bonuses to directors and corporate auditors. (4) Reserve for retirement benefits is based on the present value of the projected retirement benefit obligation as of the balance sheet date estimated at the beginning of each fiscal year, less pension assets under the corporate pension plans measured at fair value in order to cover payments of retirement benefits to employees. In calculating retirement benefit obligations, the benefit formula basis is used as the method of attributing expected benefit to periods up to this fiscal year end. Prior service cost is amortized using the straight-line method over a fixed number of years (five years) within the average remaining years of service when obligations arise. Unrecognized net actuarial gains and losses are expensed from the period of occurrence in proportional amounts, on a straight-line basis over the fixed number of years (five years) within the average remaining years of service in each period when obligations arise. (5) Reserve for litigation is recorded, after taking appropriate legal and other specialist advice, where an outflow of resources is considered probable and a reliable estimate can be made for the likely outcome of the dispute. (6) Reserve for share-based payments is stated at the estimated amount of share-based obligations as of the balance sheet date mainly in order to grant the Company's share to directors and employees in accordance with the share-based payment rules. (7) Reserve for restructuring costs is reasonably estimated based on costs expected to arise from the R&D transformation. 4. Revenue and expenses (Revenue recognition) The Company’s revenue is primarily related to the sale of pharmaceutical products and is generally recognized when control of the products is passed to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those products. Control is generally transferred at the point in time of shipment to or receipt of the products by the customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration the Company expects to receive in exchange for its goods or services. If a contract contains more than one contractual promise to a customer (performance obligation), the consideration is allocated based on the standalone selling price of each performance obligation. The consideration the Company receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized to the extent it is highly probable that a significant reversal will not occur. The Company’s gross sales are subject to various deductions, which are primarily composed of rebates and discounts to retail customers, government agencies and wholesalers. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales. The Company monitors the obligation for these deductions on annually basis and records adjustments when rebate trends, contract terms and legislative changes, or other significant events indicate that a change in the obligation is appropriate. Historically, subsequent changes in sales rebates and discounts have not been material to net earnings.

- 45 - The Company generally receives payments from customers within 90 days after the point in time when goods are delivered to the customers. The Company usually performs those transactions as a principal, but the Company also sells products on behalf of others in which case revenue is recognized at an amount of sales commission that the company expects to be entitled as an agent. The Company also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing and sale of intellectual property (“IP”). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when the Company provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur. Revenue from other services such as R&D of compounds that are out-licensed is recognized over the service period. The Company generally receives payments from customers within 30 days after entering into out-licensing contracts or confirmation by customers that conditions for the milestone payments are met. The Company licenses its own intellectual property rights to customers and performs those transactions as a principal. The Company also provides other services as a principal or an agent. 5. Other Significant Accounting Policies for the Unconsolidated Financial Statements (1) Hedge Accounting a. Methods of hedge accounting The Company uses deferred hedging. The allocation treatment is adopted for forward exchange transactions that meet the requirements for that method and special treatment is adopted for interest rate swaps that meet the requirements for special treatment. b. Hedging instruments, hedged items and hedging policies The Company uses interest rate swaps to hedge a portion of future cash flow related to financial income or expense that is linked to short-term variable interest rates. In addition, the Company uses forward foreign exchange transactions, etc. to hedge a portion of risk of changes in future cash flow arising from changes in foreign exchanges. Foreign currency risk of the investments in foreign operations is managed through the use of foreign-currency-denominated bonds and borrowings. These hedge transactions are conducted in accordance with established policies regarding the scope of usage and standards for selection of financial institutions. c. Method of assessing effectiveness of hedges Preliminary testing is conducted using statistical methods such as regression analysis, and post- transaction testing is conducted using ratio analysis. The Company omits the assessment if material terms of the transaction are the same and also the hedging effect is extremely high. (2) Stated Amount All amounts shown are rounded to the nearest million JPY (i.e., a half of a million or more is rounded up to a full one million and less than a half of a million is disregarded). (3) Consolidated taxation system The Company has adopted the consolidated taxation system. (4) Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System The Company will transition from the Consolidation Taxation System to the Group Tax Sharing System from the following fiscal year. However, regarding the transition to the Group Tax Sharing System established by "Act for Partial Revisions of the Income Tax Act, etc." (Act No.8 of 2020), the Company did not apply paragraph 44 of "Implementation Guidance on Tax Effect Accounting" (ASBJ Guidance No.28, February 16, 2018) to the items under the Standalone Tax System whose treatment was revised in line with the transition to the Group Tax Sharing System, and calculated deferred tax assets

- 46 - and deferred tax liabilities based on the tax law before the revision according to paragraph 3 of "Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System" (Practical Issues Task Force No.39, March 31, 2020). The Company will apply "Practical Solution on the Treatment of Accounting and Disclosure for Applying the Group Tax Sharing System" (Practical Issues Task Force No.42, August 12, 2021), which sets out accounting treatment and disclosure of income taxes, inhabitant tax, and tax effect accounting in case of applying the Group Tax Sharing System from the beginning of the year ended March 31, 2023.

- 47 - [Notes for Changes in Accounting Policies] (Applying “Accounting Standard for Revenue Recognition”) The Company adopted "Accounting Standard for Revenue Recognition” (ASBJ Statement No.29, March 31, 2020) and “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No.30, March 26, 2021) from the fiscal year ended March 31, 2022, and recognizes revenue in an amount to which the entity expects to be entitled in exchange for promised goods or services when the control of such goods or services is transferred to the customer. In adopting the accounting standards for revenue recognition, in accordance with the transitional treatment provided in the proviso of paragraph 84 of the Accounting Standard for Revenue Recognition, the cumulative effect amount arising from the retrospective application of the new accounting policy prior to the beginning of the fiscal year ended March 31, 2022 was added to or deducted from the balance of retained earnings at the beginning of the fiscal year ended March 31, 2022, and the new accounting policy was applied from the balance of the beginning of the fiscal year ended March 31, 2022. As a result, this change in accounting policies did not have an impact on the balance of retained earnings at the beginning of the fiscal year ended March 31, 2022. "Reserve for Rebates" and "Return Reserves", which were included in "Other reserves" in the previous year, are included in "Other" in "Current liabilities" for the fiscal year ended March 31, 2022. (Applying “Accounting Standard for Fair Value Measurement”) The Company adopted Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the fiscal year ended March 31, 2022. In accordance with transitional treatment provided in paragraph 19 of "Accounting Standards for Fair Value Measurement" and paragraph 44-2 of "Accounting Standard for Financial Instruments" (ASBJ Statement No.10, July 4, 2019), the Company has applied new accounting policies prospectively. This change in accounting policies did not have an impact on the financial statements. [Notes for Accounting Estimates and Assumptions] The items which were recorded on the financial statements as of March 31, 2022 using accounting estimates or assumptions and could have a material impact on the financial statements as of March 31, 2023 are described below. Deferred Tax Assets 172,752 million JPY The Company recognized deferred tax assets of 172,752 million JPY on the balance sheet as of March 31, 2022. As discussed in the note (Accounting for Deferred Income Taxes), the amount of deferred tax assets before offsetting with the deferred tax liabilities is 212,227 million JPY, which is a net of gross deferred tax assets for deductible temporary differences and net operating loss carryforward of 568,051 million JPY with valuation allowances of 355,824 million JPY. These deferred tax assets are recorded to the extent that it is probable that future taxable income will be available against which the reversal of deductible temporary differences or utilization of the net operating losses carryforward will generate a tax benefit for the Company. The Company also assesses deferred tax assets to determine the realizable amount at the end of each period. In assessing the recoverability of deferred tax assets, The Company considers the scheduled reversal of taxable temporary differences, projected future taxable profits, and tax planning strategies. Future taxable profits according to profitability is estimated based on the Company's business plan. Therefore, the change in judgment upon determining the revenue forecast used for the Company’s business plan could have a material impact on the amount of the deferred tax assets to be recorded on the financial statements as of March 31, 2023.

[Notes on Unconsolidated Balance Sheet]

1. Accumulated depreciation on assets:

Tangible noncurrent assets	341,524 million JPY

2. Contingent liabilities

(Guarantees)

The Company has provided guarantees to the following persons/subsidiaries mainly for obligations to cover the redemption or repayment of debt, payment of certain obligations associated with factoring transactions, rental fees based on the real-estate lease contracts and foreign exchange derivatives.

Employees of Takeda Pharmaceutical Company Limited	13	million JPY
Shire Acquisitions Investments Ireland Designated Activity Company	489,079	million JPY
	(USD) 4,003	million
Baxalta Incorporated	187,953	million JPY
	(USD) 1,538	million
Pharma International Insurance Designated Activity Company	56,841	million JPY
	(USD) 465	million
Takeda Pharmaceuticals America, Inc.	27,789	million JPY
	(USD) 227	million
Millennium Pharmaceuticals, Inc	28,372	million JPY
	(USD) 232	million
Baxalta Innovations GmbH	17,032	million JPY
	(EUR) 125	million
Shire Ireland Finance Trading	6,036	million JPY
	(USD) 49	million

(Litigation)

For details of major litigation matters, please refer to [Notes on Consolidated Statement of Financial Position] 3. Contingent liabilities, (2) Litigation

Product Liability and Related Claims

ACTOS

Proton Pump Inhibitor ("PPI") Product Liability Claims

Sales, Marketing, and Regulation

AbbVie Supply Agreement Litigation

3. Receivables from and payables to subsidiaries and affiliates (including those separately presented)

Short-term receivables:	38,349 million JPY
Long-term receivables:	1,154 million JPY
Short-term payables:	526,211 million JPY
Long-term payables:	636,414 million JPY

- 48 -

- 49 - [Notes on Unconsolidated Statement of Operations] 1. Transactions with subsidiaries and affiliates Operating transactions: Sales 93,584 million JPY Purchases 79,919 million JPY Other 45,469 million JPY Non-operating transactions: Non-operating income 379,454 million JPY Non-operating expenses 7,641 million JPY Please refer to [Transaction with Related Parties] for the major transactions included above. 2. Research and development costs: 117,323 million JPY 3. Extraordinary loss (Loss on valuation of investment in subsidiaries and affiliates) The loss on valuation of investments in subsidiaries and affiliates was recorded for subsidiaries such as Shire Pharmaceuticals Ireland Limited that were planned to be reorganized because their net assets were below the book value of their shares and there was no evidence of recoverability, as well as for Shire Limited (“Shire”), which is the Company's subsidiary, because its net assets fall below the book value of its shares as a result of recording a tax expense following the decision to impose a tax on the break fee received from AbbVie in connection with the terminated offer to acquire Shire. [Notes on Unconsolidated Statement of Changes in Net Assets] 1. Class and total number of shares of treasury shares as of March 31, 2022 Common Stock 31,807 thousand shares

[Transaction with Related Parties]

Association	Company Name	Ownership of Voting Rights	Relationship with Related Party	Nature of the Transaction	Transaction Amount	Account Item	Balance at the end of year
					million JPY		million JPY
Consolidated subsidiary	Shire Acquisitions Investments Ireland Designated Activity Company	Direct 100.0%	Debt guarantee	Debt guarantee (Note) 1	489,079	-	—
				Guarantee fee (Note) 1	1,557	Other current liabilities	1,167
Consolidated subsidiary	Baxalta Incorporated	Indirect 100.0%	Debt guarantee	Debt guarantee (Note) 1	187,953	-	—
				Guarantee fee (Note) 1	492	Other current liabilities	343
Consolidated subsidiary	Takeda Pharmaceuticals U.S.A., Inc.	Direct 72.7% Indirect 27.3%	Funding	Inter-company borrowings (Note) 2	651,215	Short-term loans	221,945
				Interest expenses (Note) 2	984	Accrued interest expenses	245
				Inter-company loans (Note) 2	113,022	Short-term loans receivable	—
				Interest income (Note) 2	258	Interest receivable	—
				Dividend income (Note) 3	155,921	-	—
Consolidated subsidiary	Shire Ireland Finance Trading Limited	Direct 100.0%	Funding	Inter-company borrowings (Note) 2	256,842	Short-term loans	1,241
				Interest expenses (Note) 2	1,436	Accrued interest expenses	0
Consolidated subsidiary	Takeda Financing GK	Indirect 100.0%	Funding	Interest expenses (Note) 2	2,172	Long-term loans	636,414
Consolidated subsidiary	Takeda Pharmaceuticals International AG	Direct 100.0%	Funding	Inter-company borrowings (Note) 2,4	613,940	Short-term loans	161,601
				Interest expenses (Note) 2	415	Accrued interest expenses	23
				Inter-company loans (Note) 2	279,356	Short-term loans receivable	—
				Interest income (Note) 2	239	Interest receivable	—
				Redemption of preferred shares (Note) 5	835,546	-	—
Consolidated subsidiary	Takeda Development Center Americas, Inc.	Indirect 100.0%	Handles drug research and development on behalf of the Company etc.	Research and development outsourcing	52,953	Other payable	24,762

- 50 -

- 51 - Terms and conditions of the transactions and the policy for determining the terms and conditions (Notes) 1. Debt guarantee is guarantee for redemption of bonds. Guarantee fees are reasonably determined based on market rates and in accordance with the agreement through mutual consultation. 2.(1) Interest rates of inter-company loans are reasonably determined in consideration of market rates and in accordance with the agreement through mutual consultation. (2) The transaction price for operating transactions is determined in consideration of market prices and in accordance with the agreement through mutual consultation. 3. Dividend payments are made in accordance with the Company's dividend standards. 4. The borrowings include those made to reimburse the borrowings owed to Baxalta GmbH. 5. Redemption of preferred shares of Takeda Pharmaceuticals International AG. [Per Share Information] 1. Net assets per share 2,769.31 JPY 2. Net income per share 207.50 JPY

- 52 - [Tax Effect Accounting] 1. Major components of deferred tax assets and deferred tax liabilities: (Million JPY) (Deferred tax assets) Reserve for employees’ bonuses 5,663 Research and development costs 15,562 Inventories 17,767 Deferred hedge gains or losses on derivatives under hedge accounting 20,155 Accrued expenses 15,208 Deferred income 542 Reserve for retirement benefits 1,928 Reserve for restructuring costs 1,068 Excess depreciation of tangible noncurrent assets 3,957 Patent rights 12,040 Sales rights 12,491 Investment in subsidiaries and affiliates 40,063 Securities 4,542 Net operating loss carryforward (Note)1 371,286 Other 45,780 Deferred tax assets – subtotal 568,051 Valuation allowance for net operating loss carryforward (Note)1 (291,644) Valuation allowance for deductible temporary difference (64,180) Total valuation allowance (355,824) Total deferred tax assets 212,227 (Deferred tax liabilities) Prepaid pension costs (14,897) Unrealized gain on available-for-sale securities (6,869) Reserve for reduction of noncurrent assets (17,558) Other (151) Total deferred tax liabilities (39,476) Net deferred tax assets 172,752 (Note) 1. As part of integration with the Shire, the subsidiaries were liquidated in order to reorganize capital in subsidiaries. As a result of this liquidation, losses from liquidation of subsidiaries were treated as a tax deductible expense, which resulted in a substantial amount of Net operating loss. Of 371,286 million JPY of Net operating loss carryforwards, 79,642 million JPY was considered as recoverable based on the estimation of future taxable profit income. 2. The deferred tax assets are not recognized for the deductible temporary difference arose from the recognition of the stock of sub-subsidiaries as a dividend in kind at fair value for tax purposes in association with liquidation of subsidiaries in the previous fiscal year because they are not expected to be deducted in the future periods. The aggregate amounts of deductible temporary difference for this investment in subsidiaries and affiliates was 2,329,779 million JPY as of March 31, 2022. The aggregate amounts of taxable temporary differences for investment in subsidiaries and affiliates which deferred tax liabilities were not recognized was 541,262 million JPY as of March 31, 2022.

- 53 - 2. The effective income tax rate of the Company after application of deferred tax accounting differs from the statutory tax rate for the following reasons: (%) Statutory tax rate 30.6 (Adjustments) Entertainment expenses and other non-deductible tax expenses 0.7 Dividend income and other nontaxable income (54.9) Changes in valuation allowance 9.2 Unitary tax on overseas subsidiaries 4.7 Changes in unrecognized temporary differences on investment in subsidiaries and affiliates 25.4 Deduction for research and development costs (1.6) Deduction in foreign tax for specified overseas subsidiaries (1.2) Other (0.0) Effective tax rate after application of deferred tax accounting 12.8 [Revenue Recognition] Information that forms the basis for understanding revenues is described in [Notes for Significant Accounting Policies] 4. Accounting for income and expenses. [Significant Subsequent Events] Not applicable.